JEFFREY R. VETTER	August 12, 2016	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

CERTAIN PORTIONS OF THIS LETTER AS SUBMITTED HAVE BEEN OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[**].”

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Amanda Ravitz Brian Cascio Michael Fay Russell Mancuso Caleb French

Re:	Bloom Energy Corporation Confidential Draft Registration Statement on Form S-1 Submitted March 25, 2016 CIK No. 0001664703

Ladies and Gentlemen:

On behalf of Bloom Energy Corporation (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 2 (“Draft No. 2”) to the Registration Statement on Form S-1 (CIK No. 0001664703) confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2016 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated April 22, 2016 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Draft No. 2 in paper format, marked to show changes from the Registration Statement as initially submitted.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

Because of the commercially sensitive nature of certain information contained herein, this letter is accompanied by the Company’s request for confidential treatment of selected portions of this letter

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Industry Background, page 2

1.	If your product requires access to a reliable gas distribution network, please provide us your analysis of the extent of the disclosed market that provides such access. Include in your response the portion of the 1.3 billion people mentioned on page 3 that have such access.

Because the Company’s solution does not require access to natural gas infrastructure, the Company believes its solution can address the energy needs worldwide, regardless of whether there is a developed gas infrastructure. The Company supplementally advises the Staff that the Company’s solid oxide fuel cell uses pipeline quality natural gas, purified biogas, liquefied natural gas (“LNG”) or compressed natural gas (“CNG’) and converts it to electricity.

The Company’s Energy Servers also have the capability to use LNG and CNG as a primary fuel source which is delivered in cryogenic containers and trucked to the fuel cell locations. The Company believes this capability will enable deployment of the Company’s solution to areas presently not served by natural gas infrastructure, such as developing countries with limited electrical infrastructure. In addition, Bloom Energy Servers can operate on locally produced biogas from organic waste which will enable the technology to serve other populated areas lacking electrical or natural gas infrastructure.

Implications of being an Emerging Growth Company, page 8

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

At this time, neither the Company nor any person authorized on the Company’s behalf have provided any written communications in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”) to potential investors. To the extent that any such written communications may in the future be presented to potential investors in reliance on Section 5(d) of the Securities Act, the Company will provide copies of such written materials to the Staff.

Risk Factors, page 15

Our business currently depends on the availability of rebates…, page 17

3.	Please tell us the extent of your business derived from customers benefitting from the California Self Generation Incentive Program that you indicate will expire or may be revised to exclude your product. In this regard, please tell us why you do not know whether the disclosed pending proposal to modify the program will exclude your product if adopted.

The Company acknowledges the Staff’s comment, and advises the Staff that total gross bookings for contracted sales derived from customers benefiting from the Self Generation Incentive Program (“SGIP”) represented approximately [**]% and [**]% of total gross bookings for the

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

years ended December 31, 2014 and 2015, respectively. The Company records a “booking” when it signs a sales agreement in respect of an Energy Server, measured as the value of the Energy Server(s) sold pursuant to such agreement, including estimated installation value.

The Company supplementally advises the Staff that on July 1, 2016, the California Public Utilities Commission announced that fuel cells will continue to benefit from the incentives provided by SGIP; however, the SGIP has been modified to provide a greater portion of the incentives for storage technology rather than power generation technology, such as the Company’s fuel cells, and has further limited the available allocation of incentives that any participant may claim under the SGIP. The SGIP is currently scheduled to expire on January 21, 2021 absent extension. Accordingly, the Company has revised its disclosure on pages 17, 83 and 107 of Draft No. 2.

Our products involve a lengthy sales and installation cycle…, page 18

4.	Please tell us whether a product subject to a cancelled order can be sold to another customer. Are the products custom made for a specific location or customer?

In response to the Staff’s comment, the Company supplementally advises the Staff that a product subject to a cancelled order can be sold to another customer. The Company’s product, the Bloom Energy Server, is modular and composed of independent 50 kilowatt power modules which can be configured and re-configured. To the extent a particular configuration is produced for a customer who then cancels the order, the Bloom Energy Server can be resold to another customer in either its then-present configuration or in a re-configuration based on such other customer’s distinct needs. The modular structure of each Bloom Energy Server enables the Company to configure the Bloom Energy Server according to each customer’s particular power needs.

The failure of our suppliers to continue to deliver necessary materials…, page 19

5.	Please revise to clarify the nature of the “certain raw material operations” that you conduct. Also, tell us the extent of your arrangements with customers that include the price of fuel as mentioned on page 107.

Certain raw material operations

The Company supplementally advises the Staff that as of April 1, 2016, the Company ceased all raw material mining operations that it previously conducted directly or through its suppliers. Accordingly, the facts that gave rise to this risk disclosure no longer exist. The Company has revised its disclosure on page 19 of Draft No. 2 to remove the sentence concerning raw material operations conducted by the Company.

Fuel arrangements

The Company supplementally advises the Staff that Bloom Energy 2009 PPA Project Company, LLC (“PPA Company I”) purchases natural gas or biogas on behalf of its customers. Diamond State Generation Partners, LLC (“PPA Company II”) also purchases natural gas directly on behalf of customers, but the costs thereof are passed onto and paid for by the customer of PPA Company II. All other supply transactions related to fuel for the Company’s Energy Servers, whether through other PPA entities or otherwise, reside between the applicable customer and

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

such customer’s chosen natural gas supplier.

PPA Company I purchases natural gas and biogas from a third party supplier.

We may need to defend ourselves…, page 25

6.	Please clarify why there may be uncertainty regarding whether others hold patents that you infringe. Please tell us the status of any unresolved intellectual property claims.

In response to the Staff’s comment, the Company has revised its disclosure on page 25 of Draft No. 2 to clarify that the Company is not currently subject to any claims related to intellectual property.

We are subject to various environmental laws…, page 26

7.	Please clarify the extent of the “[c]ontamination at properties formerly owned or operated by” you. Also note the disclosure required by the last sentence of Regulation S-K Item 101(c)(1)(xii). In this regard, it is unclear where you have included Exhibit D to exhibit 10.6; please ensure that you have filed the complete exhibit 10.6, with all attachments.

In response to the Staff’s comment, the Company has revised its disclosure on page 26 of Draft No. 2 to clarify that the Company is not currently aware of any contamination at properties formerly or currently owned or operated by the Company. In addition, the Company has also included as an exhibit to Draft No. 2 a complete version of Exhibit 10.6, including Exhibit D thereto. The Company supplementally advises the Staff that it does not currently anticipate to have any material capital expenditures for environmental control facilities for the remainder of this current fiscal year or its succeeding fiscal year.

Current or future litigation or administrative proceedings…, page 27

8.	Please revise this risk factor to clarify the “certain” aspects of your arrangement that were challenged. Also tell us about the nature of the settlement and whether it materially affects your competitive position.

In response to the Staff’s comment, the Company has revised its disclosure on page 27 of Draft No. 2 to clarify the nature of the referenced litigation. The Company advises the Staff that it included the reference to the litigation as an example of the type of risk that could materialize. The Company also advises the Staff that the litigation matter referenced did not include the Company as a party, has already concluded and had no material impact on the Company’s arrangements with Delmarva Power and the state of Delaware. The Company does not believe that the outcome of the litigation has materially affected its competitive position.

A breach or failure of our networks…, page 27

9.	We note your disclosure regarding the potential impact of the “remote monitoring service” on the energy servers in the field. If your networks and systems can control the installed products, please revise to clarify.

In response to the Staff’s comment, the Company has revised its disclosure on page 27 of Draft

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

No. 2.

Industry and Market Data, page 38

10.	We note your reference to only “certain” sources. Please tell us whether you commissioned any of the third-party data included in the registration statement.

The Company supplementally advises the Staff that the Company did not commission any of the third-party research reports referenced in the registration statement.

Use of Proceeds, page 39

11.	Please disclose the approximate amount of proceeds that you currently intend to use for each of the purposes described in the third paragraph of this section. You may reserve the right to change the use of proceeds as described in Instruction 7 to Regulation S-K Item 504. Also please note: (1) where you have no current specific plan for a significant portion of the proceeds, Item 504 requires that your disclosure discuss the principal reasons for the offering, and (2) Instruction 6 to Item 504 requires additional disclosure regarding proceeds that may be used to finance acquisitions of other businesses.

The Company advises the Staff that the Company has no current specific plan to use any portion of the net proceeds to finance acquisitions of other businesses. The Company has also revised its disclosure on page 39 of Draft No. 2 to remove reference to such prospective use of proceeds. In addition, the Company has revised its disclosure on page 39 of Draft No. 2 in order to further clarify the principal reasons for the offering as required by Item 504 of Regulation S-K. Specifically, the Company has included disclosure on page 39 of Draft No. 2 confirming that the “principal purposes of the offering are to invest in [its] business, create a public market for [its] securities in the United States and facilitate [its] access to the public equity markets.” The Company also advises the Staff that it has no particular specific allocated purposes for the proceeds of the offering.

Capitalization, page 40

12.	We note that your pro forma amounts reflect the automatic conversion of all outstanding shares of preferred stock into common stock in the Capitalization table on page 40. Please explain to us why you have not eliminated the preferred warrant liabilities in the pro forma amounts.

The Company has revised the pro forma column on page 40 of Draft No. 2 to reflect that the warrant liabilities will be eliminated upon such conversion of the outstanding preferred stock.

Letter from our Chief Financial Officer, page 45

13.	Please provide us support for your statement that your product performance has improved at the same rate as indicated in Moore’s law for semiconductor technology.

The Company acknowledges the Staff’s comment, and has omitted this letter in its entirety from Draft No. 2.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

GAAP to Non-GAAP Revenue Reconciliation Methodology, page 50

Non-GAAP Financial Measures, page 70

14.	Given that your non-GAAP measures replace key GAAP recognition and measurement principles with your own individually tailored principles, your non-GAAP results do not necessarily reflect the substance of the transactions. As such, we believe the non-GAAP measures calculated using this method are potentially misleading to investors. In addition, we evaluated the totality of your GAAP and non-GAAP disclosures and believe that in context your non-GAAP disclosures are more prominent than your GAAP disclosures. If you choose to continue to present non-GAAP measures in your registration statement, please revise accordingly.

As discussed with the Staff, the Company is still considering its response to this comment in light of the current published views of the SEC and other accounting-related comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Purchase Options, page 55

15.	Please clarify the portion of your sales attributable to each payment option during each period presented, including each type of leasing option. Also, please tell us the extent to which your margins differ depending on the option selected; in your response, describe your relationship with your financing partners, including the material obligations of the parties to the partnership agreements.

In response to the Staff’s comment, the Company supplementally advises the Staff that the portion of the Company’s sales in 2015, defined as systems accepted during the period, attributable to each payment option were as follows: Direct Purchase [**]%, Traditional Lease [**]%, Managed Services [**]%, Bloom Electrons (financing through a PPA entity) [**]%. The portion of the Company’s sales in 2014 attributable to each payment option were: Direct Purchase [**]%, Traditional Lease [**]%, Managed Services [**]%, Bloom Electrons [**]%. The portion of the Company’s sales in the quarter ended March 31, 2016 attributable to each payment option were: Direct Purchase [**]%, Traditional Lease [**]%, Managed Services [**]%, Bloom Electrons [**]%.

Margins did not differ materially among the Purchase, Traditional Lease, and Managed Services options. Sales via the Bloom Electrons program generally have lower margins as compared to the Company’s other options due to the investor returns required in the project company.

The Company views its obligations under Bloom Electrons, the Company’s PPA financing program, in three categories: first, the Company’s obligations to the relevant PPA entity formed to own the Energy Servers and sell electricity generated by such Energy Servers to PPA customers (such entity, the “Project Company”); second, the Project Company’s obligations to financing partners; and third, the Company’s obligations to equity investors in the jointly-owned special purpose entity which owns a majority of the membership interests of the Project Company.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

The Company’s Obligations to the Project Companies

In each PPA project, the Company and the applicable Project Company enter into two primary contracts: first, a contract for the purchase, sale, installation, operation and maintenance of the Energy Servers to be employed in such PPA project (the “O&M Agreement”), and second, a contract engaging the Company to perform certain administrative functions for the Project Company during the term of the PPA project (the “Administrative Services Agreement”, or “ASA”).

The following presents a summary of the Company’s obligations to the Project Companies (other than PPA I, since the Company has repurchased the interests of its former equity financing partner in that PPA project) pursuant to the O&M Agreements and ASAs, as well as a project-by-project summary of obligations that are unique to individual projects.

The Company’s obligations to the Project Company pursuant to the O&M Agreement include: (i) designing, manufacturing, selling and installing the Energy Servers to the Project Company, (ii) obtaining all necessary permits and other governmental approvals necessary for the installation and operation of the Energy Servers, (iii) operating and maintaining the Energy Servers in compliance with all applicable laws, permits and regulations, and (iv) satisfying the performance warranties set forth in such O&M Agreement.

The Company’s obligations to the Project Company pursuant to the ASA include performing a variety of administrative and management services necessary to conduct the

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

business of the PPA project.

PPA II

Bloom and PPA Company II entered into (i) a Master Energy Server Purchase Agreement dated as of April 13, 2012, and (ii) a Master Operation and Maintenance Agreement dated as of April 13, 2012 (together, as amended, the “PPA II O&M Agreement”). In addition to the Company’s obligations under O&M Agreements generally, as set forth above, the PPA II O&M Agreement provides for the following:

Efficiency Warranty: The Company warranted to PPA Company II that the Energy Servers sold to PPA Company II in the aggregate (the “PPA II Portfolio”) will operate at an aggregate average efficiency of not less than [**]%, calculated from the commercial operations date of each Energy Server through the end of each calendar month. If the PPA II Portfolio’s aggregate average efficiency falls below [**]%, the Company will [**] equal to[**] in [**] resulting from such efficiency shortfall. The Company’s aggregate liability for such payments over the term of PPA Company II is capped at [**], less any amounts paid pursuant to the One-Year Power Performance Warranty (discussed below). In addition, the Company is [**] or [**] that are [**] the Efficiency Warranty. If the Company determines that [**], the Company [**] Energy Servers [**], for a [**] of such Energy Servers [**] following commencement of operations. As of March 31, 2016, [**] pursuant to the Efficiency Warranty.

One-Month Power Performance Warranty: The Company also warranted to PPA Company II that the PPA II Portfolio will generate electricity equal to [**]% of the [**]. In the event that the PPA II Portfolio fails to satisfy this One-Month Power Performance Warranty, the Company is obligated to repair or replace Energy Servers that are unable to satisfy the One-Month Power Performance Warranty. If the Company determines that such repair or replacement is not feasible, the Company is [**] such Energy Servers [**], for a [**] to the [**] of such Energy Servers. As of March 31, 2016, [**] pursuant to the One-Month Power Performance Warranty.

One-Year Power Performance Warranty: In addition to the One-Month Power Performance Warranty, the Company also warranted to PPA Company II that the PPA II Portfolio will generate electricity equal to [**]% of the [**]. In the event that the PPA II Portfolio fails to satisfy the One-Year Power Performance Warranty, the Company is obligated to make a payment to PPA Company II equal to the product of (i) [**], multiplied by (ii) [**]. The Company’s aggregate liability for such payments is [**]. As of March 31, 2016, the Company [**] pursuant to the One-Year Power Performance Warranty.

PPA IIIa

The Company and 2012 ESA Project Company, LLC (“PPA Company IIIa”) entered into (i) an Amended and Restated Master Energy Server Purchase Agreement dated as of December 21, 2012, and (ii) an Amended and Restated Master Operation and Maintenance Agreement dated as of December 21, 2012 (together, as amended, the “PPA IIIa O&M Agreement”). In addition to the Company’s obligations under O&M Agreements generally, as set forth above, the PPA IIIa O&M Agreement provides for the following:

Efficiency Warranty: The Company warranted to PPA Company IIIa that each of the

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

Energy Servers sold to PPA Company IIIa (the “PPA IIIa Portfolio”) will operate at an average efficiency of not less than [**]% during each calendar month]. The Company is obligated to repair or replace Energy Servers that are unable to satisfy the Efficiency Warranty. If the Company determines that such repair or replacement is not feasible, the Company is [**] Energy Servers [**], for a [**] following commencement of operations. As of March 31, 2016, [**] pursuant to the Efficiency Warranty.

Quarterly Power Performance Warranty: The Company warranted to PPA Company IIIa that each Energy Server in the PPA IIIa Portfolio will generate electricity equal to [**]% of its [**]. If the Company determines that repair or replacement is not feasible, the Company [**] the Energy Server, for a [**] to the [**] such Energy Servers [**] following commencement of operations. In addition, the Company [**] PPA Company IIIa [**] (i) [**], multiplied by (ii) [**]. The Company’s aggregate liability for such payments is [**]. If the Company [**], PPA Company IIIa [**] Energy Servers [**], for a [**] of such Energy Servers [**] following commencement of operations. As of March 31, 2016, the Company [**] pursuant to the Quarterly Power Performance Warranty.

One-Year Power Performance Warranty: In addition to the Quarterly Power Performance Warranty, the Company also warranted to PPA Company IIIa that the PPA IIIa Portfolio will generate electricity equal to [**]% of the [**]. In the event that the PPA IIIa Portfolio fails to satisfy the One-Year Power Performance Warranty, the Company [**] PPA Company IIIa that is [**] described for [**]. The Company’s aggregate liability for such payments is [**]. As of March 31, 2016, [**] pursuant to the One-Year Power Performance Warranty.

Indemnification of Performance Warranty Expenses Under Offtake Agreements: The Company agreed to indemnify PPA Company IIIa for any expenses incurred by PPA Company IIIa to any of its customers resulting from failures of the PPA IIIa Portfolio to satisfy any of the efficiency and/or output warranties described. Further, in the event that an offtake agreement is terminated by a customer as to any Energy Servers, the Company [**] such Energy Servers [**] for a [**] such Energy Servers [**] following commencement of operations. As of March 31, 2016, the Company [**] pursuant to this indemnification provision.

PPA IIIb

The Company and 2013B ESA Project Company, LLC (“PPA Company IIIb”) entered into an Amended and Restated Master Energy Server Purchase and Services Agreement dated as of September 25, 2013 (as amended, the “PPA IIIb O&M Agreement”). In addition to the Company’s obligations under O&M Agreements generally, as set forth above, the PPA IIIb O&M Agreement provides for the following:

Efficiency Warranty: The Company warranted to PPA Company IIIb that each of the Energy Servers sold to PPA Company IIIb (the “PPA IIIb Portfolio”) will operate at an average efficiency of not less than [**]. The Company is obligated to repair or replace Energy Servers that are unable to satisfy the Efficiency Warranty. If the Company determines that such repair or replacement is not feasible, the Company [**] the Energy Server [**], for a [**] such Energy Server [**] following commencement of operations. As of March 31, 2016, [**] pursuant to the Efficiency Warranty.

Quarterly Power Performance Warranty: The Company warranted to PPA Company IIIb

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

that each Energy Server in the PPA IIIb Portfolio will generate electricity equal to [**]. The Company is obligated to repair or replace Energy Servers that are unable to satisfy the Quarterly Power Performance Warranty. If the Company determines that repair or replacement is not feasible, the Company [**] the Energy Server, for a [**] Energy Servers [**] following commencement of operations. In addition, the Company is [**] PPA Company IIIb [**] (i) [**] multiplied by (ii) [**]. The Company’s aggregate liability for such payments is [**]. If the Company [**], PPA Company IIIb [**] the Company [**], for a [**] such Energy Servers [**] commencement of operations. Unlike [**], PPA IIIb [**] are [**] owed by [**] to [**] under the [**], with any [**] by the [**]. As of March 31, 2016, the Company [**] pursuant to this Quarterly Power Performance Warranty.

One-Year Power Performance Warranty: In addition to the Quarterly Power Performance Warranty, the Company also warranted to PPA Company IIIb that the PPA IIIb Portfolio will generate electricity equal to [**]. In the event that the PPA IIIb Portfolio fails to satisfy the One-Year Power Performance Warranty, the Company [**] the product of (i) [**], multiplied by (ii) [**]. The Company’s aggregate liability for any such payments pursuant to this warranty is [**]. As of March 31, 2016, the Company [**] pursuant to the One-Year Power Performance Warranty.

Indemnification of Performance Warranty Expenses Under Offtake Agreements: The Company agreed to indemnify PPA Company IIIb for any expenses incurred by PPA Company IIIb to any of its customers resulting from failures of the PPA IIIb Portfolio to satisfy any of the efficiency and/or output warranties described. Further, in the event that [**] is [**] as to any Energy Servers, the Company [**] such Energy Servers [**] such Energy Servers [**] following commencement of operations. As of March 31, 2016, the Company [**] pursuant to this indemnification provision.

PPA IV

The Company and 2014 ESA Project Company, LLC (“PPA Company IV”) entered into an Amended and Restated Purchase, Use and Maintenance Agreement dated as of July 18, 2014 (as amended, the “PPA IV O&M Agreement”). In addition to the Company’s obligations under O&M Agreements generally, as set forth above, the PPA IV O&M Agreement provides for the following:

Efficiency Warranty: The Company warranted to PPA Company IV that each of the Energy Servers sold to PPA Company IV (the “PPA IV Portfolio”) will operate at an average efficiency of not less than [**]. The Company is obligated to repair or replace Energy Servers that are unable to satisfy the Efficiency Warranty. If the Company determines that such repair or replacement is not feasible, the Company [**] Energy Server [**], for a [**] greater of (x) [**] and (y) [**] such Energy Server [**] following commencement of operations. As of March 31, 2016, [**] pursuant to the Efficiency Warranty.

Quarterly Power Performance Warranty: The Company warranted to PPA Company IV that each Energy Server in the PPA IV Portfolio will generate electricity equal to [**]. The Company is obligated to repair or replace Energy Servers that are unable to satisfy the Performance Warranty. If the Company determines that repair or replacement is not feasible, the Company [**] the Energy Server, for a [**] to (i) [**] such Energy Server [**] following commencement of operations, plus (ii) [**] pursuant to [**] to such Energy Server. In addition,

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

the Company [**] PPA Company IV [**] (i) [**] the Energy Server [**], multiplied by (ii) [**]. Warranty [**] against the [**] PPA Company IV [**] PPA IV O&M Agreement, with [**] payable by [**]. The Company’s aggregate liability [**]. If the Company [**], PPA IV [**] the Company [**] Energy Servers [**], for a [**] (x) [**] such Energy Server [**] following commencement of operations, plus (y) [**] the Company’s [**] such Energy Server. As of March 31, 2016, the Company [**] pursuant to this Quarterly Power Performance Warranty.

Annual Power Performance Warranty: The Company’s annual power performance warranty provides that the PPA IV Portfolio will generate electricity equal to [**]. In the event that the PPA IV Portfolio fails to satisfy the Annual Power Performance Warranty, the Company [**] to the product of (i) [**], multiplied by (ii) [**]. The Company’s aggregate liability for such payments is [**], based on [**]. As of March 31, 2016, the Company [**] pursuant to this Annual Power Performance Warranty.

Indemnification of Performance Warranty Expenses Under Offtake Agreements: The Company agreed to indemnify PPA Company IV for any expenses incurred by PPA Company IV to any of its customers resulting from failures of the PPA IV Portfolio to satisfy any of the efficiency and/or output warranties described. Further, in the event [**] is [**] as to any Energy Servers, the Company [**] such Energy Servers [**] for a [**] equal to (x) [**] such Energy Servers [**] following commencement of operations, plus (y) [**] the Company’s [**] such Energy Servers. As of March 31, 2016, the Company [**] pursuant to this indemnification provision.

PPA V

The Company and 2015 ESA Project Company, LLC (“PPA Company V”) entered into an Amended and Restated Purchase, Use and Maintenance Agreement dated as of June 25, 2015 (as amended, the “PPA V O&M Agreement”). In addition to the Company’s obligations under O&M Agreements generally, as set forth above, the PPA V O&M Agreement provides for the following:

Efficiency Warranty: The Company warranted to PPA Company V that each of the Energy Servers sold to PPA Company V (the “PPA V Portfolio”) will operate at an average efficiency of not less than [**]. The Company is obligated to repair or replace Energy Servers that are unable to satisfy the Efficiency Warranty. If the Company determines that such repair or replacement is not feasible, the Company [**] the Energy Server [**], for a [**] (x) [**] such Energy Server and (y) [**] such Energy Server [**] following commencement of operations. As of March 31, 2016, [**] pursuant to the Efficiency Warranty.

Quarterly Power Performance Warranty: The Company warranted to PPA Company V that each Energy Server in the PPA V Portfolio will generate electricity equal to [**]. The Company is obligated to repair or replace Energy Servers that are unable to satisfy the Quarterly Power Performance Warranty. If the Company determines that repair or replacement is not feasible, the Company [**] the Energy Server, for a [**] (x) [**] such Energy Server [**] following commencement of operations, plus (y) [**] the Company’s [**] such Energy Server. In addition, the Company [**] PPA Company V [**] (i) [**] the Energy Server [**], multiplied by (ii) [**] PPA Company V [**]. Warranty [**] against the [**] PPA Company V [**] under the PPA V O&M Agreement, with [**] payable by [**]. The Company’s aggregate liability for such payments is [**]. If the Company [**], PPA V [**] the Company [**] Energy Servers [**], for a

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

[**] (x) [**] such Energy Server [**] following commencement of operations, plus (y) [**] the Company’s [**] such Energy Server. As of March 31, 2016, the Company [**] pursuant to this Quarterly Power Performance Warranty.

Annual Power Performance Warranty: The Company’s annual power performance warranty provides that the PPA V Portfolio will generate electricity equal to [**]. In the event that the PPA V Portfolio fails to satisfy the Annual Power Performance Warranty, the Company [**] product of (i) [**], multiplied by (ii) [**]. The Company’s aggregate liability for such payments is [**], based on [**]. As of March 31, 2016, the Company [**] pursuant to this Annual Power Performance Warranty.

Indemnification of Performance Warranty Expenses Under Offtake Agreements: The Company agreed to indemnify PPA Company V for any expenses incurred by PPA Company V to any of its customers resulting from failures of the PPA V Portfolio to satisfy any of the efficiency and/or output warranties described. Further, in the event [**] is [**] as to any Energy Servers, the Company [**] such Energy Servers [**] for a [**] equal to (x) [**] such Energy Servers [**] following commencement of operations, plus (y) [**] the Company’s [**] such Energy Servers. As of March 31, 2016, the Company [**] pursuant to this indemnification provision.

The Project Companies’ Obligations to the Lenders

Each of the Project Companies (other than PPA Company I) has incurred debt in order to finance the acquisition of Energy Servers. The lenders for these projects are a combination of banks and/or institutional investors. The following presents a summary of the common terms of the Project Companies’ obligations to their respective lenders contained in the debt agreements, as well as a project-by-project summary of obligations that are unique to individual projects.

PPA Debt Agreements, Generally.

In each case, the debt incurred by the applicable Project Company (“Project Debt”) is secured by all of the assets comprising the project (primarily comprised of the Energy Servers owned by the Project Company and a collateral assignment of each of the contracts to which such Project Company is a party, including the O&M Agreement entered into with the Company and the offtake agreements entered into with Project Company’s customers) and is senior to all other debt obligations of the Project Company. As [**], the lenders [**] in [**] the Project Company. However, as is typical in structured finance transactions of this nature, although the Project Debt is secured by all of the Project Company’s assets, the lenders have no recourse to the Company or to any of the other equity investors in the project.

The applicable Project Company is obligated to make quarterly principal and interest payments according to an amortization schedule agreed between the Company, the equity investors, and the lenders. The debt is either a “term loan”, where the final maturity date coincides with the expiration of the offtake agreements included in the project, or a “mini-perm loan,” where the final maturity date occurs at some point prior to such expiration; in the case of these “mini-perm loans”, the Company will need to refinance these loans on or prior to their maturity date by procuring debt from other sources and using the proceeds of such new debt to repay the existing loans.

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The Project Debt documentation also includes provisions that implement a customary “payment waterfall” that dictates the priority in which the Project Company will use its available funds to satisfy its payment obligations to the Company, the lenders, the equity investors, and other third parties. These provisions generally provide that all revenues from the sale of electricity under the applicable offtake agreements and any other cash proceeds received by the Project Company are deposited into a “revenue account”, and those funds are then distributed in the following order: first, to pay for ongoing project expenses, including amounts due to the Company under the O&M Agreement, taxes, insurance premiums, legal, accounting and other third party service provider costs; second, to pay any fees due to collateral agents and depositary agents, if any; third, to pay interest then due on the loans; fourth, to pay principal then due on the loans; fifth, to fund any reserve accounts to the extent not fully funded; and finally, any remaining cash (“Distributable Cash”) may be distributed to the Company and the other equity investors in the project.

PPA II

PPA Company II sold senior secured notes (the “PPA II Notes”) in aggregate principal amount of $144.8 million pursuant to a Note Purchase Agreement dated March 20, 2013 (as amended, the “PPA II NPA”), of which $112.9 million was outstanding as of March 31, 2016 (the “PPA II Project Debt”). The PPA II Project Debt has a maturity date of March 30, 2025.

In addition to the obligations set forth above, PPA Company II has the following obligations to the noteholders:

Offer to Repay: A “Forced Outage Event” is defined under the PPA II tariff agreement as the inability of PPA Company II to obtain a replacement component part or a service necessary for the operation of the Energy Servers at their nameplate capacity. The PPA II tariff agreement provides for [**] PPA Company II in the event of [**] in excess of [**]. For the [**] following the [**], [**] under this provision of the tariff. Thereafter, PPA Company II [**] equal to [**] that [**] but for [**] – that is, [**] provision of the PPA II tariff agreement provides for [**] PPA Company II under the tariff equal to [**] PPA Company II’s Energy Servers [**], irrespective of [**]. The PPA II tariff agreement also provides that the “Forced Outage Event” protections afforded thereunder shall automatically terminate in the event that the Company obtains an investment grade rating. In addition, in the event the Company obtains an investment grade rating, the Company is required to offer to repurchase the Notes at face value from each individual noteholder unless the Company provides a guarantee of the debt obligations of the PPA Company II.

Obligations Under the PPA II Tariff Agreement. PPA Company II is required to declare a “Forced Outage Event” if permitted under the PPA II tariff agreement in the event that (i) [**], such that PPA Company II [**], (ii) the project’s [**] in the O&M Agreement and the Company [**] PPA Company II [**] resulting from [**], (iii) the Energy Servers have [**] or (iv) the Company has [**]. As of March 31, 2016, no “Forced Outage Event” had been declared.

PPA IIIa

PPA Company IIIa is a party to an Amended and Restated Credit Agreement dated as of August 30, 2013 (as amended, the “PPA IIIa Credit Agreement”), pursuant to which PPA Company IIIa incurred debt in the aggregate principal amount of $45.0 million, of which

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$43.3 million was outstanding as of March 31, 2016 (the “PPA IIIa Project Debt”). The PPA IIIa Project Debt is a term loan, with the maturity date occurring on September 30, 2028.

In addition to the obligations set forth above, PPA Company IIIa has the following obligations to its lenders:

Offer of Performance Risk Mitigation: On or before February 19, 2019, PPA Company IIIa is obligated to offer to its lenders an insurance policy or performance bond to mitigate the risk that the Company will fail to perform its obligations under the PPA IIIa O&M Agreement. Upon receipt of such offer, the lenders may (i) elect to require PPA Company IIIa to obtain such insurance policy or performance bond, at PPA Company IIIa’s expense, (ii) elect to require PPA Company IIIa to prepay all remaining amounts owed under the PPA IIIa Project Debt, or (iii) decline PPA Company IIIa’s offer.

PPA IIIb

PPA Company IIIb is a party to an Amended and Restated Credit Agreement dated as of September 25, 2013 (as amended, “PPA IIIb Credit Agreement”), pursuant to which PPA Company IIIb incurred debt in the aggregate principal amount of $28.7 million, of which $26.9 million was outstanding as of March 31, 2016 (the “PPA IIIb Project Debt”). The PPA IIIb Project Debt is a “mini-perm loan,” with the final maturity occurring on October 1, 2020.

In addition to the obligations set forth above, PPA Company IIIb has the following obligations to its lenders:

Mandatory Prepayment of Debt: PPA Company IIIb is obligated to make debt prepayments in the event of downgrade of any of its customers’ credit below investment grade.

Production Insurance: In connection with the PPA IIIb Project Debt, the Company procured a Fuel Cell Energy Production Insurance Policy (“Production Insurance”) on behalf of PPA Company IIIb. The Production Insurance policy is intended to mitigate the risk of the Company’s failure or inability to operate and maintain the PPA IIIb Portfolio in accordance with the requirements of the PPA IIIb O&M Agreement, and provides for the payment of amounts owed pursuant to the PPA IIIb Credit Agreement in the event that PPA Company IIIb’s revenues are insufficient to make such payments due to a shortfall in the electricity generated by the PPA IIIb Portfolio.

PPA IV

PPA Company IV is a party to a Note Purchase Agreement dated as of July 18, 2014 (as amended, the “PPA IV NPA”), pursuant to which PPA Company IV issued senior secured notes in the aggregate principal amount of $99 million (the “PPA IV Notes”), of which $98.8 million was outstanding as of March 31, 2016 (the “PPA IV Project Debt”). The PPA IV Project Debt has a maturity date of March 30, 2030.

In addition to the obligations set forth above, PPA Company IV has the following obligations to its noteholders:

Production Insurance: In connection with the PPA IV Project Debt, the Company

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procured a Production Insurance policy on behalf of PPA Company IV similar to the Production Insurance policy obtained on behalf of PPA Company IIIb.

PPA V

PPA Company V is a party to a Credit Agreement dated as of June 25, 2015 (as amended, the “PPA V Credit Agreement”), which provides for the borrowing of up to $131.2 million in multiple advances occurring on or before January 31, 2017, of which $88.7 million had been borrowed and was outstanding as of March 31, 2016 (the “PPA V Project Debt”). The PPA V Project Debt is a “mini-perm loan,” with a maturity date as described below.

In addition to the obligations set forth above, PPA Company V has the following obligations to the PPA V lenders:

Construction Loans; Term Loans: The loans advanced under the PPA V Credit Agreement are initially in the form of “Construction Loans”, with a stated maturity date of February 28, 2017. These Construction Loans may be converted into “Term Loans” which would mature on the earlier to occur of (i) the fifth anniversary of the conversion of Construction Loans into Term Loans, or (ii) December 31, 2021. The conversion of Construction Loans into Term Loans is not permitted if (i) the Company defaults during the construction period, or (ii) the Company fails to install 35MW of Energy Servers (out of the 40MW for which the lenders committed funding) by January 31, 2017.

Minimum Project Size. Pursuant to the PPA V Credit Agreement, PPA Company V is required to have completed the installation and commissioning of not less than 35MW of Energy Servers on or prior to January 31, 2017. As of March 31, 2016, an aggregate total of 9.6 MW of Energy Servers have been installed and commissioned.

Production Insurance: In connection with the PPA V Project Debt, the Company procured a Production Insurance policy on behalf of PPA Company V similar to the Production Insurance policies obtained on behalf of PPA Company IIIb and PPA Company IV.

The Company’s Obligations to Equity Investors

Each of the Company’s PPA projects has involved an investment by one or more equity investors, who contribute funds to the applicable Project Company in exchange for distributions of the cash and any tax credits and other tax benefits generated by the project. In each of the PPA projects, the Company (via a wholly-owned subsidiary) and one or more additional equity investors form a jointly-owned special purpose entity (each, a “Holding Company”), which entity in turn owns 100% of the membership interests of the applicable Project Company. The Company’s obligations to the other equity investors and to the project generally are set forth in the limited liability company operating agreement (the “Operating Agreement”).

The following presents a summary of the common terms of the Company’s obligations to the third-party equity investors of each Holding Company under the applicable Operating Agreement as well as a project-by-project summary of obligations that are unique to individual projects.

Holding Company Operating Agreements, Generally.

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As members of a Holding Company, the Company and the applicable equity investors are entitled to (i) allocations of items of income, loss, gain, deduction and credit (“Tax Items”) including, where applicable, the 30% investment tax credit (“ITC”) under Section 48 of the Internal Revenue Code, and (ii) distributions of any cash held by such Holding Company in excess of amounts necessary for the ongoing operation of such Holding Company, including any Distributable Cash received from the applicable Project Company. The members’ respective allocations of Tax Items and cash distributions are negotiated on a project-by-project basis between the Company and the other equity investors in each PPA project.

The Company acts as the managing member of each Holding Company.

PPA II

PPA Company II is a wholly-owned subsidiary of Diamond State Generation Holdings, LLC (“PPA II HoldCo”), which is jointly-owned by the Company and Mehetia Inc. (“Mehetia”). As of March 31, 2016, the Company owned 100% of the Class A Membership Interests of PPA II HoldCo, and Mehetia owned 100% of the Class B Membership Interests of PPA II HoldCo. The Company (through its wholly-owned subsidiary Clean Technologies II, LLC), acts as the managing member of PPA II HoldCo.

The economic benefits of the PPA II project are allocated between the Company and Mehetia as follows:

•	Other than Tax Items relating to the proceeds of any cash grant under Section 1603 of the American Recovery and Reinvestment Tax Act of 2009 (“Cash Grant”), Tax Items are allocated (i) 99% to Mehetia and 1% to the Company until the last date of the calendar month in which Mehetia has achieved an internal rate of return equal to the “Target IRR” specified in the PPA II HoldCo operating agreement (“Flip Date”), and (ii) following the Flip Date, 5% to Mehetia and 95% to the Company.

•	All Tax Items relating to the Cash Grant are allocated 99% to Mehetia and 1% to the Company.

•	All cash proceeds of the Cash Grant are distributed 99% to Mehetia and 1% to the Company.

•	All other cash available for distribution is distributed (i) 99% to Mehetia and 1% to the Company until the Flip Date, and (ii) following the Flip Date, 5% to Mehetia and 95% to the Company.

PPA IIIa

PPA Company IIIa is a wholly-owned subsidiary of 2012 V PPA Holdco, LLC (“PPA IIIa HoldCo”), which is jointly-owned by the Company and Firstar Development, LLC (“Firstar”). As of March 31, 2016, the Company owned 100% of the Class B Membership Interests of PPA IIIa HoldCo, and Firstar owned 100% of the Class A Membership Interests of PPA IIIa HoldCo. The Company (through its wholly-owned subsidiary Clean Technologies III, LLC), acts as the managing member of PPA IIIa HoldCo.

The economic benefits of the PPA IIIa project are allocated between the Company and Firstar as follows:

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•	Tax Items (including the ITC) are allocated (i) 99% to Firstar and 1% to the Company.

•	Cash available for distribution is distributed (i) until January 1, 2020, first, to Firstar, a payment equal to 2% of Firstar’s investment on an annual basis, and next, all remaining amounts are distributed to the Company; and (ii) from and after January 1, 2020, first, to Firstar, a payment equal to 2% of Firstar’s investment on an annual basis, and next, all remaining amounts are distributed 95.05% to the Company and 4.95% to Firstar.

Firstar has the option, exercisable for a 6-month period commencing January 1, 2021, to withdraw from PPA IIIa HoldCo by notice to the Company. Notwithstanding the allocations of cash available for distribution set forth above, in the event that Firstar exercises this withdrawal option, Firstar shall receive 99% of the cash available for distribution until it has received the fair market value of Firstar’s Class A Membership Interests in PPA IIIa HoldCo at such time, but in any event no more than approximately $2,000,000.

PPA IIIb

PPA Company IIIb is a wholly-owned subsidiary of 2013B ESA Holdco, LLC (“PPA IIIb HoldCo”), which is jointly-owned by the Company and Firstar. As of March 31, 2016, the Company owned 100% of the Class B Membership Interests of PPA IIIb HoldCo, and Firstar owned 100% of the Class A Membership Interests of PPA IIIb HoldCo. The Company (through its wholly-owned subsidiary Clean Technologies 2013B, LLC), acts as the managing member of PPA IIIb HoldCo.

The economic benefits of the PPA IIIb project are allocated between the Company and Firstar as follows:

•	Tax Items (including the ITC) are allocated 99% to Firstar and 1% to the Company.

•	Cash available for distribution is distributed (i) until January 1, 2021, first, to Firstar, a payment equal to 2% of Firstar’s investment on an annual basis, and next, all remaining amounts are distributed to the Company; and (ii) from and after January 1, 2021, first, to Firstar, a payment equal to 2% of Firstar’s investment on an annual basis, and next, all remaining amounts are distributed 95.05% to the Company and 4.95% to Firstar.

Firstar has the option, exercisable for a 6-month period commencing January 1, 2021, to withdraw from PPA IIIa HoldCo by notice to the Company. Notwithstanding the allocations of cash available for distribution set forth above, in the event that Firstar exercises this withdrawal option, Firstar shall receive 99% of the cash available for distribution until it has received the fair market value of Firstar’s Class A Membership Interests in PPA IIIa HoldCo at such time, but in any event no more than approximately $1,200,000.

PPA IV

PPA Company IV is a wholly-owned subsidiary of 2014 ESA Holdco, LLC (“PPA IV HoldCo”), which is jointly-owned by the Company and Exelon Generation Company, LLC (“Exelon”). As of March 31, 2016, the Company owned 100% of the Class B Membership

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Interests of PPA IV HoldCo, and Exelon owned 100% of the Class A Membership Interests of PPA IV HoldCo. The Company (through its wholly-owned subsidiary Clean Technologies 2014, LLC), acts as the managing member of PPA IV HoldCo.

The economic benefits of the PPA IV project are allocated between the Company and Exelon as follows:

•	Tax Items (including the ITC) are allocated 90% to Exelon and 10% to the Company.

•	Cash available for distribution is distributed 90% to Exelon and 10% to the Company.

PPA V

PPA Company V is a wholly-owned subsidiary of 2015 ESA HoldCo, LLC (“PPA V HoldCo”). PPA V HoldCo is jointly-owned by the Company and 2015 ESA Investco, LLC (“PPA V InvestCo”), which is itself a jointly-owned subsidiary of Exelon and Intel Corporation. As of March 31, 2016, the Company owned 100% of the Class B Membership Interests of PPA V HoldCo, and PPA V InvestCo owned 100% of the Class A Membership Interests of PPA V HoldCo. The Company (through its wholly-owned subsidiary Clean Technologies 2015, LLC), acts as the managing member of PPA V HoldCo.

The economic benefits of the PPA V project are allocated between the Company and PPA V InvestCo as follows:

•	Tax Items (including the ITC) are allocated 90% to PPA V InvestCo and 10% to the Company.

•	Cash available for distribution is distributed 90% to PPA V InvestCo and 10% to the Company.

The Company has also agreed to make certain payments to its equity investors in the event that the average time period between receipt of the deposit payment for an Energy Server and the date on which such Energy Server achieves commercial operations exceeds specified periods. The Company does not expect to incur any material delay penalties.

Operating Leases and Managed Services

Operating Leases

Under the Bank of America Leasing and Capital (“BALC”) and Key Bank Lease financing options offered by the Company, the Company sells Energy Servers to BALC or Key Bank, as applicable (each, a “bank”), pursuant to a sales agreement (a “Bank Agreement”, described below), the bank negotiates and signs an operating lease with a customer, and at the same time the Company and the customer sign an extended warranty and services agreement.

Under a Bank Agreement, the Company is generally paid the full price of the Energy Servers as if sold as a purchase by the customer based on four milestones (on occasion negotiated with the customer, but in all cases equal to no less than 60% of the purchase price billed at the shipment milestone, described below). The four payment milestones are typically as follows: (i)

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15% upon execution of the Customer Agreement, (ii) 25% on the day that is 180 days prior to delivery of the Energy Servers, (iii) 40% upon shipment of the Energy Servers, and (iv) 20% upon acceptance of the Energy Servers. The bank receives title to the Energy Servers upon installation at the customer site and the customer has risk of loss while the Energy Server is in operation on the customer’s site. The customer signs an operating lease with BALC or Key Bank, as applicable, and upon acceptance, the operating lease commences between the bank and the customer.

The Bank Agreement provides for the installation of the Energy Servers and includes a one-year warranty, which includes a performance guarantee (as more fully explained below), with the warranty offered on an annually renewing basis at the discretion of the customer. The customer must provide gas for the Energy Servers to operate.

Warranty Commitments. The Company typically provides (i) an “Output Warranty” to operate at or above [**]% of the stated baseload output of the Energy Servers on a site, and (ii) an “Efficiency Warranty” to operate at or above [**]% fuel efficiency. Both are measured on a monthly basis. Upon the applicable bank or its customer making a warranty claim for a failure of any of the Company’s warranty commitments, the Company is then obligated to: (i) repair the Energy Server, (ii) replace the Energy Server, or (iii) where such efforts prove to be impossible after an elapsed period of [**] from the date of the customer warranty claim, pay to the customer an amount approximately equal to the net book value of the Energy Server at the time of payoff (based on a schedule set forth in the Bank Agreement), after which the Bank Agreement would be terminated.

Performance Guarantees. The Company’s performance guarantees generally consist of (i) an “Output Guarantee”, where the Company is obligated to make payments at a contractually set Performance Guarantee per kWh rate for the failure of the Energy Servers to operate at or above [**] during the measurement period, and (ii) an “Efficiency Performance Guaranty”, where the Company is obligated to make payments to the bank’s customer to cover such customer’s cost of procuring excess fuel if the Energy Servers fail to operate at or above [**] on a [**] during the term of the lease based on the projected gas model set forth in the customer’s lease agreement with applicable bank. The Company’s aggregate liability for Performance Guarantee payments is [**], and the [**] the bank [**].

Remarketing at Termination of Lease. At the end of any customer lease in the event the customer does not renew or purchase the Energy Servers, the Company may remarket any such Energy Servers to a third party, and any proceeds of such sale would be allocated between the Company and the applicable bank as agreed between them at the time of such sale.

Managed Services

Under the managed services option, the Company and Key Bank have entered into a “Master Lease,” pursuant to which the Company sells Energy Servers to Key Bank, leases back such Energy Servers and then subleases such Energy Servers to the Company’s customers. The Company collects monthly revenue from the applicable customer at what is generally a less expensive option for the customer than a traditional lease or a PPA, and Key Bank receives the investment tax credits, tax depreciation and other benefits of ownership.

The Company’s warranty commitments under the managed services option are

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substantially similar to those applicable to the operating lease program described above. There are no performance guarantees given to customers under the Managed Services program.

Purchase and Lease Programs, page 55

16.	Please clarify the duration of the leases, and tell us whether there are future periods in which lease expirations are material individually or in the aggregate.

The duration of the Company’s leases range from 10 years to 21 years. Traditional leases range from 10 to 15 years, while Managed Services leases have been 10 years and Bloom Electron leases have ranged from 10 years to 21 years. The Company advises the Staff that it believes there is no way to determine whether lease expirations will be material in future periods as it has no way of knowing the mix of the type of purchase options that may be used by customers in those future periods when currently outstanding leases are due to expire. In addition, it is possible that when a lease expires at the end of its term, a customer could renew the lease, purchase the system or purchase additional systems. Given the nature of most of the Company’s installations and the customers’ investment of resources in utilizing Energy Servers, the Company generally expects its customers to renew their leases at the end of the lease terms. In the event a lease is not renewed, Bloom also may be able to remarket such systems, as the currently estimated system life is greater than 21 years. The Company supplementally advises the Staff that in no single calendar year in which the Company has a currently outstanding lease due to expire will the number of contracted kilowatt hours subject to leases expiring in such year exceed 5% of the Company’s currently installed base.

Bloom Electrons Financing Program, page 57

17.	We note the risks created by each of your PPA entities like the one you describe in the second paragraph page 32. Please file as exhibits to this registration statement the agreements that establish your obligations to these entities and their obligations to you. In this regard, please substantially revise your risk disclosure regarding these entities and your leasing arrangements to replace vague terms like “certain,” “generally” and “specified” with specific disclosure that permits investors to evaluate the magnitude of risks. We note for example your disclosure on pages 16, 30, 31 and 84.

In response to the Staff’s comment, the Company has revised its disclosures on pages 16, 30, 31, and 77-78 of Draft No. 2. In addition, the Company also has filed as exhibits to Draft No. 2 the agreements that establish its obligations to the PPA entities and the PPA entities’ obligations to the Company in respect of the PPA IV and PPA V projects. The PPA IIIa and PPA IIIb projects have been fully funded and therefore, there is no risk of penalties related to completion delays or inability to fully deploy Energy Servers. In addition, these entities account for only 3 and 5 end customers, respectively, do not produce a material amount of the Company’s total revenue and do not provide a material amount of cash to the Company, nor are they anticipated to do so in the future. Furthermore, the Company believes that there are no material additional liabilities to the Company from these entities, with the primary source of liability to it being failure to meet performance guarantees or warranties. The Company does not believe that the PPA IIIa and PPA IIIb projects are material to the Company’s business or operations, and therefore does not propose to file the agreements pertaining to these projects.

18.	Please describe the circumstances under which the customer could terminate its agreement

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to purchase power under the PPA.

For customers using the Bloom Electrons Program, the applicable Project Company or PPA entity enters into “power purchase agreements”, “Energy Server use agreements”, “energy services agreements” or other similar contracts (such agreements, “Offtake Agreements”) providing for the delivery of electricity to, and purchase of such electricity by, an entity referred to as a “PPA Customer”. The PPA Customers are generally investment-grade commercial or industrial users. Each Offtake Agreement is subject to negotiation with the applicable PPA Customer.

The Company advises the Staff that PPA Customers are permitted to terminate their obligations under their Offtake Agreements in the following circumstances:

•	Material, uncured defaults.

PPA Customers are permitted to terminate the Offtake Agreement in the event of a material, uncured default by the applicable Project Company, which include (i) bankruptcy events, (ii) breaches of material obligations under the Offtake Agreement, and (iii) breaches of representations and warranties. The Project Company is generally afforded a cure period of between [**] and [**].

The Project Company’s obligations and representations and warranties, the breach of which could give rise to a PPA Customer’s termination right, are described on pages 55 to 57 of Draft No. 2. As of March 31, 2016, no PPA Customer had terminated an Offtake Agreement as a result of any such breach.

•	For convenience, upon payment of a contractually-stipulated “termination value” payment.

PPA Customers are permitted to terminate the Offtake Agreement for convenience upon payment of a “termination value” payment, which is contractually stipulated in the applicable Offtake Agreement. This payment is intended to allow the Project Company to retire a ratable portion of the loan associated with the Energy Server(s) as to which the Offtake Agreement is terminated and make a distribution to the applicable equity investor(s) to provide a return on the equity investment associated with such Energy Servers.

•	By purchasing the Energy Servers pursuant to a purchase option in the Offtake Agreement.

The Offtake Agreements permit the end customer to purchase the Energy Servers for a purchase price equal to the greater of (a) the then applicable “termination value”, or (ii) the then-applicable fair market value.

•	In the event of a force majeure event.

Offtake Agreements representing approximately 50% of the total Energy Servers installed pursuant to the Bloom Electrons projects allow the PPA Customer to terminate its obligation to purchase power in the event that the applicable Project Company is unable to perform its obligations under the agreement because of a force majeure event, in the event that a force majeure event causes a material decrease in the performance of the Energy Servers installed

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pursuant to such agreement or, in some cases, if the PPA Customer’s own facility is damaged or destroyed such that the PPA Customer can no longer accept delivery of the electricity produced by the Energy Servers. Where this termination right exists, the Project Company is typically afforded a period of between six and twelve months to resume performance prior to the PPA Customer’s right to terminate the Offtake Agreement.

•	In the event of an adverse change in law.

Offtake Agreements representing approximately [**]% of the total Energy Servers installed pursuant to the Bloom Electrons projects allow the PPA Customer to terminate its obligation to purchase power in the event that of adverse changes in applicable law regarding the parties’ obligations and performance under such Offtake Agreement(s), including if a change in law causes the Project Company to become subject to rate regulation by applicable electricity regulatory entities such as the Federal Energy Regulatory Commission.

19.	Please clarify whether each PPA services one end customer or multiple customers. In this regard, please tell us whether any other owner of a PPA entity owns a greater percentage of the entity than you do, and describe for us any conflicts of interest that you might have with the PPA entities.

The following chart summarizes the number of end customers included in each PPA as of March 31, 2016:

Project Company	Number of End Customers
PPA Company I	9
PPA Company II	1
PPA Company IIIa	3
PPA Company IIIb	5
PPA Company IV	4
PPA Company V	7

The Company has added disclosure on page 52 to clarify the number of end customers.

For each PPA entity, as disclosed on page F-33, the equity investor is a single entity, in addition to Bloom’s equity ownership. Ownership of the PPA entities (calculated, in each case, on the basis of the relative amount of equity invested in such project by Bloom as a percentage of the total equity invested in such project1) is as follows as of March 31, 2016:

[1]	Note that the equity investors’ respective rights to cash distributions and allocations of profits, losses and other attributes may not correlate to the equity percentages reflected herein. For example, the non-Bloom equity investors in 2012 ESA Project Company, LLC (i.e., PPA Company IIIa) are allocated 99% of benefits of the ITC despite their 53.4% equity ownership of such entity. See further discussion in Footnote 13 Power Purchase Agreement Programs on page F-33 of Draft No. 2.

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Project Company	Bloom Equity %	Other Equity %
PPA Company I	100%	0%
PPA Company II	36.8%	63.2%
PPA Company IIIa	53.3%	46.7%
PPA Company IIIb	55.8%	44.2%
PPA Company IV	10.0%	90.0%
PPA Company V2	80.2%	19.8%

In each PPA entity, Bloom acts as the managing member and is responsible for the day-to-day administration of the project under an Administrative Services Agreement, which includes the obligation to enforce any of the Project Companies’ contractual rights against their respective service providers. However, Bloom is also a major service provider for each Project Company in its capacity as the operator of the Energy Servers under an operations and maintenance agreement. Because Bloom is both the administrator and manager of the project entities as well as a service provider, Bloom faces a potential conflict of interest in that it may be obligated to enforce contractual rights that a Project Company has against Bloom in its capacity as a service provider. By way of example, the Project Company may have a right to payments from Bloom under a warranty provided under the applicable operations and maintenance agreement, and Bloom may be financially-motivated to avoid or delay this liability by failing to promptly enforce this right on behalf of the Project Company. While this presents a potential conflict of interests, the risk to the Project Companies and their non-Bloom investors is mitigated by such investors’ rights to receive periodic reports regarding the projects’ performance, such that they may independently determine whether they may have any such rights under the performance warranties.

As of March 31, 2016, the Company does not believe it has any conflicts of interest with any Project Company. However, there may be conflicts of interest that arise that cannot be foreseen at this time. While it is impossible to predict such conflicts of interest in advance, in each PPA the non-Bloom investors have negotiated for approval rights over major project decisions including (i) liquidation, sale, merger, or other similar activities, (ii) expansion of the Project Company’s business beyond its original purpose, (iii) amendments to, or termination of, major project contracts; (iv) execution of new major project contracts, and others. In addition, the non-Bloom investors have the right to review and approval of project budgets on an annual basis, the right to receive notices of material deviations from the approved budgets, and the right to approve any requests to amend such budgets.

[2]	Pursuant to the contractual agreements with the equity investors in 2015 ESA Project Company LLC (i.e., PPA Company V), it is expected that Bloom’s equity investment will total 10% and the investor’s equity investment will total 90% of the parties’ aggregate equity investments on or prior to the first quarter of 2017.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

20.	Please clarify the portion of the PPA entity’s cash flow that is generated from government incentive programs, and the extent of government grants and rebates received.

In response to the Staff’s comment, the Company has revised its disclosure on page 53 of Draft No. 2 to clarify the portion of the PPA entities’ cash flow generated from government incentive programs and the extent of government grants and rebates received.

21.	Please clarify the nature of your non-cash contributions under the PPA arrangements. We note your reference to such contributions on page F-32. Also clarify which PPA investors receive the cash received as lease payments under these agreements.

In response to the Staff’s comments, the Company has revised its disclosures on pages 52-53 and F-34 of Draft No. 2.

Delivery and Installation…, page 58

22.	We note your disclosure of backlog in the last paragraph of this section. Please tell us whether this represents revenue from sales based on GAAP, and whether the purchase options selected by the customers comprising the backlog represent a change to the historic purchase option selection pattern of your customers. Also, disclose the dollar amount of backlog as of a comparable date in the preceding fiscal year, and indicate the portion of the disclosed backlog not reasonably expected to be filled within the current fiscal year; see Regulation S-K Item 101(c)(1)(viii).

The Company advises the Staff that the product sales backlog is calculated as gross bookings for contracted sales, excluding any gross systems and installation value attributable to systems already accepted.

The portion of the backlog as of December 31, 2015 attributable to each purchase option was as follows: Direct Purchase [**]%, Traditional Lease [**]%, Managed Services [**]%, Bloom Electrons [**]%. The portion of the backlog as of December 31, 2014 attributable to each payment option was: Direct Purchase [**]%, Traditional Lease [**]%, Managed Services [**]%, Bloom Electrons [**]%.

The Company has added disclosure of backlog as of December 31, 2014 on page 57 of Draft No. 2. The Company is not able to quantify the amount of backlog that it expects to fill within the current fiscal year, as the schedule for installations, particularly for larger customers, is inherently unpredictable, and therefore the Company believes that any such quantification would be unreliable. In addition, the Company does not believe that the Company’s backlog as of the end of any period is indicative of revenue in any future period, since the backlog is comprised of a mix of customer purchase options and the Company does not consider the types of financing options when implementing its installation schedule.

Key Operating Metrics, page 60

23.	We note your disclosure based on your definition of system as a 100 kilowatt unit. To clarify how these metrics relate to your performance and reported results, please disclose the number of installations represented by these systems during the periods presented.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

The Company supplementally advises the Staff that at this time it does not consider the number of installations a key operating metric and therefore, does not track this metric each period. This is due to the fact that the size of installations can vary from site to site, and therefore, the Company believes that the amount of capacity deployed is more indicative of the volume of business in a period.

PPA I Decommissioning, page 61

24.	Please tell us the extent of your total current installations using the first and second generation servers. Also, separately address the extent of those first and second generation servers in your other PPA programs. From your response, the extent and timing of your obligation to provide upgrades under your service agreements described on page 110 should be clear.

The Company advises the Staff that of its total current system fleet comprised of 195 megawatts, first and second generation Energy Servers account for approximately [**] megawatts. With respect to first and second generation Energy Servers deployed in the PPA entities, PPA I’s [**], PPA II contains [**], and PPA IIIa contains [**]. There is [**] the upgrading of its fleet from its first and second generation Energy Servers. However, it may be [**] to upgrade a first or second generation Energy Server [**] and the [**] the Energy Server. At this time, the Company [**] first and second generation Energy Servers [**].

Comparison of the years ended December 31, 2014 and 2015, page 66

25.	Please clarify the reasons for the decreased gross margin from your electricity sales. In this regard, we note your disclosure on page 46 that you can determine margins associated with backlog; please tell us whether margins on your backlog differ from the historic margins disclosed in your prospectus.

In response to the Staff’s comment, the Company has added disclosure on page 68 of Draft No. 2. The Company supplementally advises the Staff that its electricity sales margin declined primarily due to the Company slightly decreasing its per unit electricity sales pricing to customers in order to capture a greater market share of the Company’s customers with retail stores in lower cost of electricity markets. The total impact reduced the Company’s electricity sales margins.

Further, while the Company believes that its product margins on a particular order can be predicted with a high level of confidence, it is difficult to predict product margins for the Company’s backlog as a whole. The Company’s product margins in a particular period depend on the timing of the installation of orders in backlog and the recording of revenue associated with such orders in that period, and the type of financing option associated with each such order. However, the Company manages its schedule of installations without regard to the mix of financing options that customers have chosen, and such schedule is subject to change. Accordingly, because the Company does not know in advance the exact mix of orders that will be recorded as revenue in a given future period, the Company does not believe it can reliably predict product margins on backlog for such period. The Company has omitted from Draft No. 2 the disclosure formerly on page 46 of the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

26.	Your discussion of the changes in general and administrative expenses on page 67 appears to address only a part of the change. Please clarify the reason for the balance of the change.

In response to the Staff’s comment, the Company has revised its disclosure on page 69 of Draft No. 2 to clarify the reason for the balance of this change.

Total Revenue, page 66

27.	Please revise to disclose the reason for the significantly higher mix of orders through your Bloom Electrons financing program that resulted in the significant decline in revenues in fiscal 2015 and whether you expect this trend to continue.

In response to the Staff’s comment, the Company has expanded the disclosure on pages 52 and 65 of Draft No. 2 to provide further detail regarding the higher mix of orders through the Company’s Bloom Electrons program in 2015.

Liquidity and Capital Resources, page 79

28.	We note on page 30 that substantially all of the cash flows generated from your PPA entities in excess of debt service obligations are distributed to tax equity investors until the investors achieve a targeted internal rate of return, which is generally after a period of five or more years, the flip date, when you start receiving a larger portion of the cash flows. Please revise to clearly disclose the specific terms and provisions of the flip structure and discuss the expected impact that this will have on your liquidity and capital resources. Include in your disclosure the additional dollar amount that each PPA entity must earn before “substantially all of the remaining value attributable to the long-term customer payments and other incentives” is received by the registrant rather than the tax equity investors as disclosed at the top of page 58.

In response to the Staff’s comment, the Company revised its disclosure on pages 52-53 and 71 of Draft No. 2 to disclose the terms and provisions of the flip structure and expected impact on the Company’s liquidity and capital resources.

Credit Facilities, page 80

29.	Please tell us which exhibits to this registration statement represent the credit facilities that you mention here. Also, file the supplier contracts that are the subject of the last risk factor beginning on page 19 and the first full risk factor on page 23.

Credit Facilities

In respect of the credit facilities listed under the heading “Bloom Energy Indebtedness”, the Company has filed the indenture governing the 5.0% Notes, the form of 5.0% Note and the related security agreement as Exhibits 4.4, 4.5 and 4.6 to the Registration Statement, respectively. Because the 8.0% Notes will automatically convert into common stock immediately prior to the completion of the Company’s initial public offering, the Company has not filed as exhibits any of the documentation pertaining to the 8% Notes. The Company also has not filed the debt facilities

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

related to the construction of one of the Company’s facilities in Newark, Delaware, since the amount and terms of such debt is not material.

In respect of the credit facilities listed under the heading “PPA Entities’ Indebtedness”, the Company has filed the note purchase agreement between PPA II and the purchasers thereunder as Exhibit 10.16 to the Registration Statement. In addition, the Company has filed with Draft No. 2 the credit agreements entered by PPA IV and PPA V as Exhibits 10.25 and 10.34, respectively. As described above in the Company’s response to the Staff’s comment 17, the Company has not filed the credit agreements related to PPA IIIa or PPA IIIb, which the Company believes are not material to the Company’s business or operations, and which debt instruments the Company does not believe represent material debt obligations.

Supplier Contracts

In response to the Staff’s comment with respect to the supplier contracts that are subject of the last risk factor beginning on page 19 and the first full risk factor on page 23 of Draft No. 2, the Company respectfully advises the Staff that the Company does not believe that these contracts are required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K or otherwise. These supplier contracts have been entered by the Company in the ordinary course of business, and none are, individually, material to the Company or its business. In addition, the Company believes that the material risks represented by the Company’s supply chain are adequately disclosed in the risk factors noted by the Staff, and disclosure of the underlying supplier contracts to prospective investors would not, in the Company’s view, materially enhance investors’ understanding of the Company’s business and risks related thereto.

Investing Activities, page 83

30.	Please clarify why the PPA entities’ purchase of energy servers increases restricted cash.

In response to the Staff’s comment, the Company has revised its disclosure on pages 75 and F-33 of Draft No. 2 to clarify that the restricted cash will be used to purchase Energy Servers in the future. The Company advises the Staff that the PPA entities’ purchases of Energy Servers are funded by investors that contribute cash to the PPA entities in exchange for their equity interest or debt and these cash contributions are restricted such that they can only be used to purchase Energy Servers according to the terms of the PPA entity agreements. Therefore, as more cash is contributed to a PPA entity to purchase Energy Servers, restricted cash balances can increase overall. Changes in restricted cash for the PPA companies are classified as investing activities in the consolidated statements of cash flows since the cash is used to purchase Energy Servers for the PPA entity. When purchases are made, the restricted cash is reclassified as cash and a non-cash reclassification of Energy Servers is disclosed on the consolidated statements of cash flows.

Contractual Obligations, page 84

31.	Please tell us the authority on which you rely to limit the disclosure in the table to non- cancellable obligations.

In response to the Staff’s comment, the Company has revised its disclosure on page 77 of Draft No. 2.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

32.	Please describe the steps that you must complete to achieve the milestones mentioned in the second paragraph following the table in this section. Also clarify the cost of completing these milestones. File the related agreement as an exhibit to this registration statement.

The Company advises the Staff that the Company has two types of milestones that it must complete to retain the entire amount of the grant proceeds, which were $12.0 million received to date. The first milestone is to provide employment for 900 full time workers in Delaware by the end of the current recapture period of September 30, 2017. The second milestone is to pay these full time workers a cumulative total of $108.0 million in compensation by September 30, 2017, the end of the current recapture period. If the Company were to fall short on these milestones, then the Company would have to refund the grant receipts, less credit for workers employed and compensation paid to date calculated on a sliding scale basis. Further, there are two additional recapture periods at which time the Company must continue to employ 900 full time workers and the cumulative total compensation paid by the Company is required to be at least $324.0 million by September 30, 2023. As of March 31, 2016, the Company had 257 full time workers in Delaware and had paid $35.6 million in cumulative compensation. As of December 31, 2015 and March 31, 2016, the Company had accrued $12.0 million in other long-term liabilities related to the referenced agreement.

In response to the Staff’s comment, the Company has also included the referenced agreement as an exhibit to this registration statement.

33.	Please clarify what you mean by the “term conversion date.”

In response to the Staff’s comment, the Company has revised its disclosures on page 74 of Draft No. 2. The “term conversion date” is the date on which the “construction loans” advanced during the initial build-out of the PPA V project will convert into “term loans.” Subject to satisfaction of certain customary terms and conditions negotiated between the Company and the PPA V lenders (including, among other things, contribution of all applicable equity investments, and successful deployment of an agreed-upon minimum capacity of Energy Servers), the “term conversion date” is expected on or prior to February 28, 2017. Please also see the Company’s response to the Staff’s comment 15 above.

Renewable Energy Credits, page 90

34.	Please clarify the nature of your obligations to purchase RECs under power purchase agreements. What is the extent of your obligation? Does the PPA Entity receive the credit?

The Company advises the Staff that as part of its power purchase agreements with certain customers, PPA entities are required to deliver a specified quantity of renewal energy credits (“RECs”), calculated as one credit issued for each one MWh of renewable electricity generated. Further, the types of RECs are specified as either a Biogas REC or WECC (Western Electricity Coordinating Council) REC. In order to meet the RECs obligations, PPA Companies enter into REC purchase agreements with third parties for purchasing qualified RECs at a set schedule for a fixed quantity and fixed price. The Company has added disclosure on page 84 of Draft No. 2.

Stock Based Compensation, page 92

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

35.	Please tell us the estimated IPO price range. To the extent that there is a significant difference between the estimated fair values of your convertible preferred stock and common stock during the past twelve months and the estimated IPO price, please explain to us each significant factor contributing to the difference.

The Company advises the Staff that there has been no determination of an estimated IPO price range. The Company will advise the Staff of a preliminary proposed initial public offering price range when it is determined with the underwriters. The Company acknowledges the Staff’s comment and will explain significant differences, if any, between the estimated fair values of the Company’s convertible preferred stock and common stock during the past twelve months and the estimated initial public offering price range.

Business, page 98

Overview, page 98

36.	Please clarify the significance of your reference to 250 kilowatts in the first paragraph. For example, is this sufficient power for a single-family residence?

The Company supplementally advises the Staff that 250 kilowatts is roughly equivalent to the constant power requirement of a typical big box retail facility. The Company has added disclosure on page 92 of Draft No. 2.

Our Solution, page 102

37.	Please disclose the portion of your installed products that operate using natural gas versus biogas.

The Company has added disclosure on page 97 of Draft No. 2.

Sustainability, page 103

38.	Please provide us support for your disclosure regarding emissions and water use in this section and the efficiency disclosed in the graphic on page 99. The support should quantify the emissions from your product using natural gas and biofuel. In this regard, please tell us whether the emissions and water use disclosures relate only to your most current generation of products.

The Company advises the Staff that the carbon dioxide emissions reduction estimate is based on the Environmental Protection Agency’s (the “EPA”) eGrid2012 data as shown in the table below. The comparison is made to the U.S. annual CO2 non-baseload output emission rate factoring in the impact of line losses as this is the total CO2 output displaced by the output of Bloom Energy Servers that are deployed to provide distributed generation onsite. The Bloom Energy Server’s average emissions rate is calculated based on the natural gas consumed while operating at 52% level of average efficiency. Its CO2 emissions are calculated based on the carbon content of natural gas using the carbon coefficient of natural gas specified by the EPA.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

U.S. annual CO2 non- baseload output emission rate (lb/MWh)	The estimated regional grid gross loss as a percent	Marginal CO2 Emissions Including Line Losses (lb/MWh)	Bloom Energy CO2 Average Emissions (lb/MWh)	% difference
1,549	8.33%	1690	849	50.2%

Sources: http://www.epa.gov/energy/egrid,

https://www.epa.gov/energy/ghg-equivalencies-calculator-calculations-and-references

Biogas is considered to be a renewable resource, as designated by Green-E and other renewable energy certification organizations, so power generated by Bloom Energy Servers utilizing biogas as an input is considered carbon neutral or zero carbon. Please see section II.A.5 in the Green-E Energy National Standard at http://www.green-e.org/docs/energy/Green-eEnergyNationalStandard.pdf

The detail for the calculation of water consumption of thermoelectric power generation compared to Bloom Energy power generation is provided below:

Reference	Metric	Value	Source
A	Generation (million kWh) per year from U.S. thermoelectric power	3,130,000	(1)
B	Generation (kWh) per year from U.S. thermoelectric power	3,130,000,000,000	=A*1,000,000
C	Generation (MWh) per year from U.S. thermoelectric power	3,130,000,000	=B/1,000
D	Water withdrawal (million gallons) per day	161,000	(1)
E	Water withdrawal (gallons) per day	161,000,000,000	=D*1,000,000
F	Water withdrawal (gallons) per year	58,765,000,000,000	= E * 365 days
G	Water withdrawal (gallons/MWh) of U.S. thermoelectric power	18,775	= F / C

U.S. Thermoelectric Power and Bloom Energy Comparison
H	Bloom Energy kW	1,000	(2)
I	Bloom Energy capacity factor	95%	(2)
J	Hours per year	8,760
K	Generation (kWh) per year from Bloom Energy	8,322,000	= H * I * J
L	Generation (MWh) per year from Bloom Energy	8,322	=K/1,000
M	Water consumption (gallons) per year per Bloom Energy Server	240	(2)
N	# of Energy Servers per 1,000 kW	4	(2)
O	Water consumption (gallons) per year per 1MW Bloom Energy Server	960	= M * N
P	Water consumption (gallons/MWh) per 1MW Bloom Energy Server	0.11536	= O / L
	Water savings (gallons) per 1MW Bloom Energy Server per year	156,242,596	= (G * L) - (P * L)

(1)	U.S. Geological Survey, http://pubs.usgs.gov/circ/1405/pdf/circ1405.pdf, page 41, Table 12
(2)	Bloom Energy

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

The emissions and water use data is based on the performance specifications of Bloom 2.0 and 2.5 generation systems. The efficiency and related emissions performance is further enhanced in Bloom 5.0 systems and the water use is unchanged.

The efficiency stated for the different generations of Bloom Energy Servers in the graphic on page 93 of Draft No. 2 is based on actual field performance. The efficiency of Bloom Energy Servers has also been tested by third party engineering firms in accordance with the American Society of Mechanical Engineers (ASME) Performance Test Code (“PTC-50”).

Factors Driving Customer Adoption, page 103

39.	Please clarify the significance of the table disclosing the costs of electricity in selected states. From your revised disclosure, it should be clear whether these are the states in which your product is installed. Also clarify the extent that the cost of electricity produced by your product varies from the cost of grid-supplied power so that investors can understand the extent of natural gas price increases that could occur before your disclosed grid comparison would be affected; your disclosure should make clear whether your statement about “favorable” comparison to grid-supplied power reflects all costs of purchase, installation, operation and maintenance of your product.

In response to the Staff’s comment, the Company has revised its disclosure on pages 97-98 of Draft No. 2.

Our Growth Strategy, page 104

40.	We note your disclosure of beginning of life efficiencies. Please tell us how quickly those efficiencies change over the life of the product and the extent of those changes. In this regard, please also tell us whether the greater than 99.99% reliability and availability disclosed on page 109 is supported by statistically significant long-term data over the life of your products.

The Company supplementally advises the Staff that the efficiency of the Energy Server decreases very gradually from the beginning of life efficiency toward the end of life efficiency. This decrease is very nearly linear in nature (i.e., a straight line slope). This equates to rough efficiency changes over time of a [**] in efficiency over [**], or a [**] in efficiency per year. Beginning of life efficiency is [**]% and end of life efficiency[**] is [**]%.

The greater than 99.99% reliability and availability disclosed on page 104 of Draft No. 2 are supported by operating data from several “mission critical” use case installations that have been deployed since 2013. The Company believes that these installations provide a reliable benchmark, as these systems are for the customers who would be most sensitive to outages or other reliability issues.

Data Centers, page 106

41.	We note the “customer-commissioned” study mentioned in the last sentence on page 106. Please clarify the extent of your involvement with the study, and disclose, if true, that the conclusion was based on estimates that you and your customer provided to the researchers.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

Also, tell us (1) how those estimates differ from the experience of actual commercial installations, (2) whether those estimates include data based on product performance for periods longer than you have had commercial installations, and (3) whether the efficiency of your product as determined by that study differs from the efficiency that you disclose in the last line on page 5 of your prospectus.

The Company supplementally advises the Staff that the Company did not provide the inputs for this study. MTechnology, an engineering consulting firm focused on Probabilistic Risk Assessment for high availability electric power, performed a reliability study of Bloom Energy Servers as part of the due diligence for a data center deployment for eBay. This work was commissioned by eBay. The University of Illinois reliability model used results from the MTechnology report on Bloom Energy Servers to calculate the expected reliability of an Energy Server. To date, the actual deployment of the configuration analyzed in the study has performed at levels of reliability exceeding those that were projected in the study. The study focused on estimates for reliability in a given year so was not focused on long term product performance.

Also, the study was focused on reliability so did not evaluate the efficiency of Bloom Energy Servers. The efficiency disclosed on page 5 was measured in a separate performance test conducted by a third party engineering firm.

42.	Please clarify how your product is “configured to provide mission-critical power,” and tell us the portion of your installations that include this configuration. From your revised disclosure, it should be clear whether these are the installations that include the Uninterruptable Power Module add-on mentioned on page 108. In this regard, please revise your disclosure in the third paragraph on page 108 to clarify how the UPM differs from the basic configuration and how the grid serves as a back-up to the UPM. If your product provides continuous uninterruptable power, it is unclear what the role of the grid back up is.

In response to the Staff’s comment, the Company has revised its disclosure on page 103 of Draft No. 2.

Competition, page 110

43.	Please tell us (1) whether competitors offer solid oxide fuel cells, and (2) whether any competitors offer fuel cells that have overcome the limitations mentioned in your “Legacy Fuel Cells” disclosure beginning on page 108.

The Company supplementally advises the Staff that the Company is presently not aware of any competitors that have a commercial offering of solid oxide fuel cells. The Company believes there are a number of companies conducting research and development on solid oxide fuel cells that may introduce a commercial offering in the future.

There are a number of different companies working on specific types of fuel cell technologies. The Company is not aware of any commercially available systems that combine the similar levels of efficiency and reliability using a configuration such as that provided by Bloom Energy Servers.

Sales and Marketing, page 111

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

44.	We note your disclosure on page 43 regarding the issuance of shares to a customer upon occurrence of installation milestones. Please describe the circumstances under which your sales arrangements involve you providing securities to your customers. Also tell us about any relationship between you and the customer, and the hurdles remaining until the installation milestones are met.

The Company advises the Staff that this arrangement is the only arrangement where the Company has committed to issue shares to a customer upon the occurrence of installation milestones.

The Company further advises the Staff that this customer has been a customer of the Company’s since 2011.

The Company further advises the Staff that, in the fourth quarter of 2015, as [**], the Company agreed to issue shares of its common stock to this customer upon achieving certain deployment milestones. That is, [**] for this customer, the Company will issue [**] up to 400,000 total shares. As of March 31, 2016, the Company [**] under this arrangement.

Related Party Transactions, page 130

45.	Please reconcile the amounts in this section with the related-party transactions included on page F-7.

In response to the Staff’s comment, the Company has updated the Related Party Transactions section to reconcile with the related party transactions disclosed on page F-7.

Review, Approval, or Ratification of Transactions with Related Parties, page 131

46.	We note that your audit committee will review and approve or ratify your transactions with related persons. Please expand your disclosure to include the standards to be applied by the committee.

In response to the Staff’s comment, the Company has revised its disclosure on pages 126-127 of Draft No. 2.

Principal and Selling Stockholders, page 132

47.	Please disclose all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of the entities identified in the table.

The Company acknowledges the Staff’s comment. The Company advises the Staff that it is in the process of obtaining confirmation of this information, and will provide any updates to its disclosure in a subsequent submission to the Staff.

Description of Capital Stock, page 135

48.	We note your reference to 660 stockholders of record. Please tell us the number of persons who are not accredited investors. See Section 12(g)(1) of the Exchange Act.

The Company acknowledges the Staff’s comment, and supplementally advises the Staff that the

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

Company believes that, as of December 31, 2015, less than 500 of the Company’s stockholders of record were not accredited investors. The Company is aware of the registration requirements set forth in Section 12(g)(1) of the Exchange Act, and supplementally advises the Staff that the majority of the Company’s stockholders of record who were not accredited investors as of December 31, 2015 were persons who received securities of the Company pursuant to an employee compensation plan of the Company in transactions exempted from the registration requirements of Section 5 of the Securities Act of 1933, as amended. Pursuant to Section 12(g)(5) of the Exchange Act, the securities held by such persons are not included in the definition of “held of record” for purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1).

5.0% Convertible Senior PIK Notes, page 137

49.	Please disclose in the prospectus the “make whole” conversion rate and clarify how the rate makes the creditor “whole.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 133-134 of Draft No. 2 to describe the calculation of the ‘make whole’ adjustments to the conversion rate of the 5% notes and to describe the circumstances under which the ‘make whole’ feature is initiated.

Underwriting, page 150

50.	We note your reference to relationships with “certain” underwriters and “examples” of transactions with the underwriters. Please revise your disclosure to provide more specific information regarding your relationships with the underwriters, including identification of each underwriter involved in the related transaction, the nature of each material relationship, and the dollar amounts involved. Also, please tell us the amount of your backlog that is related to transactions involving the underwriters.

In response to the Staff’s comment, the Company has revised its disclosure on page 150 of Draft No. 2. The Company also advises the Staff that as of March 31, 2016, the amount of backlog related to transactions involving the underwriters was $8.6 million.

Financial Statements

Note 2. Significant Accounting Policies

Product Revenue, page F-9

51.	We note that you begin to recognize product revenue once you achieve acceptance, which is generally when the system has been installed and running at full power for 24 hours. Please address the following:

•	Explain to us how you determined this was the appropriate time to recognize revenue.

•	Describe to us any contractual terms that support recognition at this time.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

•	Describe to us any situations in which your arrangements provide for a formal customer sign-off and explain how you recognize revenue from those arrangements.

The Company supplementally advises the Staff that under direct sales contracts with customers, acceptance is deemed to have occurred when “Acceptance Criteria” have been met. As defined within the applicable customer contracts, the “Acceptance Criteria” are typically met when the Energy Servers have met the specifications under the performance guarantee (i.e. when the systems are operating at certain output and efficiency levels). As part of product installation, all product testing required by the contract is also completed, and a notice of acceptance is provided to the customer upon completion of installation, including performance of the systems at the performance guarantee specifications for 24 hours.

While contracts with customers also include a time period of 3 to 10 days within which acceptance may be disputed by the customer, no such instances have occurred since inception of direct sales operations. Further, any system maintenance or replacement resulting from such notification by the customer is covered by the standard warranty.

Further, on certain rare occasions, a customer may request a counter-signature on the Notice of Acceptance form. In these situations, while the signature from the customer usually happens simultaneously to the Energy Servers achieving the acceptance milestone, the Company only recognizes revenue upon receipt of the customer-signed Notice of Acceptance.

52.	We note the references to performance guarantees on page 56 and throughout your filing. Please revise to disclose the specific terms of your performance guarantees and your accounting treatment for these guarantees.

In response to the Staff’s comment, the Company has revised its disclosures to add the specific terms of performance guarantees and the accounting treatment for these guarantees to its disclosure on pages 53-57 and F-19 and F-20 of Draft No. 2.

Property, Plant and Equipment, page F-15

53.	Please explain to us the factors you considered in your determination of the depreciable lives of 15-21 years for your energy servers. As part of your analysis, please (1) address first and second generation servers separate from subsequent generation servers and (2) explain how you considered the recent PPA I decommissioning. Please tell us whether you include upgrades, as referred to in the first paragraph on page 108, in your determination of useful lives and, if so, how you considered the guidance in ASC 350-30- 35-3.

The Company respectfully advises the staff that the Energy Servers are depreciated to their residual values over the 15 to 21 year terms of the power purchase and tariff agreements. The useful lives of the Company’s Energy Servers have been determined to be 21 years, for first and second generation Energy Servers, as well as subsequent generations. The Company depreciates its Energy Servers over the lesser of the applicable lease term and the 21-year useful life. In its determination of useful lives of Energy Servers, the Company has considered the guidance within ASC 350-30-35-3 and determined the useful lives to be 21 years based on the following considerations:

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BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

•	The Company has performed extensive system testing, including computer modeling, in an effort to predict material stresses, material fatigue, and to determine the material life span. This was followed up by actual field data, whereby the Company compared actual field results incurred so far to the test data. While the Company has not been shipping commercial systems long enough to be able to definitely conclude on the useful lives of its systems, the actual field data has corroborated the test data which has concluded the lives of the Company’s Energy Servers are 21 years if properly maintained and serviced over the term of their useful lives.

•	At the request of the PPA investors, the Company has engaged independent engineers to validate the estimated system useful lives for the systems deployed under each PPA entity. Based in part on these independent engineering reports, the estimated useful life of the Energy Servers is greater than 21 years.

•	The Energy Servers installed at customer sites are capable of performing at their warranted efficiency and output levels with regular maintenance including repairs and replacements.

While several technological advancements have been made in newer generation Energy Servers, these have been primarily focused on reducing the costs of system maintenance. Based on its experience with its first and second generation systems, the Company has implemented a series of modifications to the design of, and has made technological improvements to, its newer generation Energy Servers, including:

•	Redesigning its Energy Servers to have a [**] modular structure, in which a system with [**] power modules, respectively, has the capability to hold an additional power module to ensure that the overall system is operating at the optimal output and efficiency. Further, if any single power module is operating at a lower output, it can be removed and repaired without disrupting the rest of the power modules or interrupting the generation of electricity. This modularity allows the Company to determine the optimal performance strategy to maximize performance of the systems and minimize the related service costs.

•	The Company has also developed techniques to refurbish power modules which needed replacement, such that they can be redeployed at customer locations after relatively inexpensive refurbishments compared to replacement with a new power module.

•	Improvements to the power electronics and redesign of fuel cells (larger surface area and thinner cells), has resulted in a doubling of the power output. Due to the power limitations of its earlier generations, the power modules required costly maintenance and frequent replacements.

•	As its Energy Servers are installed at various customer locations, across different states and varying environments, the Company has made design improvements to its systems based on actual field data. For example, Energy Servers installed in certain regions of the country experienced lower efficiency rates as a result of a higher ethane content in the natural gas. The Company implemented a fix to the design of the affected component to increase the efficiency to the expected levels.

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August 12, 2016

These design and technological improvements do not significantly change the Energy Server that is initially installed at the customer sites, and do not replace the form and functionality of the original system. The Energy Servers are expected to perform over their 21 year useful life with regular service and maintenance activities and the technological improvements have been focused towards reducing the frequency and cost of the repairs and replacements as part of system maintenance. The Company defines upgrades as part replacements within the Energy Servers. Further, the Company does not believe that the PPA I decommissioning has a significant impact on the determination of useful lives, as the purpose of the decommissioning was to mitigate higher future maintenance costs that the earlier generations experienced due to frequent replacements of the power modules.

Revenue Recognition, page F-15

54.	You disclose on page 46 that you offer several purchase options supported by a variety of financing models to sell your Energy Servers. Please provide us with a comprehensive discussion of each of the purchase options you offer your customers, as well as each of the financing options. Describe for us the specific terms of each type of arrangement and explain how you account for and recognize revenue from each. Please provide us a sample contract of each type of agreement. Revise this note to provide appropriate disclosure.

In response to the Staff’s comment, the Company advises that its end customers may choose to (1) purchase the Company’s Energy Servers outright through a direct sale, (2) lease Energy Servers through one of the Company’s financing partners as a “traditional lease”, or (3) lease Energy Servers from the Company under a sale-leaseback-sublease arrangement, which the Company refers to as “managed services”. The Company’s customers may also choose to (4) purchase electricity through the PPA entities. These purchase and financing options, the specific terms of such arrangements and their accounting and revenue recognition are further discussed in the subsequent paragraphs.

Direct Sales

Under the direct sale option, the Company sells Energy Servers directly to customers, which includes the installation of the Energy Server and a standard manufacturer’s warranty for one year from the date of acceptance. Contracts with customers also provide for extended maintenance services which can be purchased or renewed annually by the customer for periods up to 20 years after the expiration of the standard one-year warranty period, at annual rates specified within the contract.

Payment for the purchase of the Energy Servers is generally broken down into multiple installments, and are recorded within deferred revenue in the consolidated balance sheets until the acceptance criteria, as defined within the customer contracts, are met. The related cost of such product is also deferred as a component of deferred cost in the consolidated balance sheets, until acceptance.

The Company also sells extended maintenance services to its customers, which effectively extends the standard warranty coverage.

To date, the Company has never sold an Energy Server without a maintenance service agreement, or vice-versa, nor does it currently have plans to do so. As a result, the Company’s arrangements

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BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

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August 12, 2016

with its direct sale customers are accounted for as multiple-element arrangements as they include a combination of Energy Servers, installation and extended maintenance services

In accordance with ASC 605-25 (revenue recognition for multiple-element arrangements), the Company allocates revenue to each unit of accounting based on an estimated selling price at the arrangement inception. As the Company has been unable to establish vendor-specific objective evidence or third-party evidence, it uses its best estimate of selling price (“BESP”), which is driven primarily by the expected margin on both the Energy Server and maintenance service agreement based on their respective costs or, in the case of maintenance service agreements, the estimated costs to be incurred during the service period.

Costs for Energy Servers include all direct and indirect manufacturing costs, applicable overhead costs and costs for normal production inefficiencies (i.e., variances). The Company then applies a margin to the Energy Servers to determine the selling price to be used in its BESP model. Costs for maintenance service arrangements are estimated over the life of the maintenance contracts and include estimated future service costs and future product costs. Product costs over the period of the service arrangement are impacted significantly by the longevity of the fuel cells themselves. After considering the total service costs, the Company applies a slightly lower margin to its service costs than to its Energy Servers because it intends to transact separate service sales at margins slightly below Energy Server margins.

The determination of BESP is made through consultation with and approval by the Company’s management. As the Company’s business offerings evolve over time, the Company may be required to modify its estimated selling prices in subsequent periods.

Using BESP to allocate the arrangement consideration, the Company calculated a product revenue deferral of 13% and 9%, of the total system purchase price, at December 31, 2014 and 2015, respectively. The revenue deferral is recorded as deferred revenue within the consolidated balance sheets and is recognized as revenue on straight-line basis over periods up to 20 years, as specified within the customer contracts for which the customer may annually purchase or renew extended maintenance services.

The Company believes that recognizing the revenue related to the extended maintenance services on a straight-line basis over the term of the contract is appropriate as they represent a stand-ready obligation for the Company, and linear effort is required through the years of the extended warranty period in terms of the time required to be spent by its field service engineers. While the cost of replacement parts is higher in certain years, regular maintenance services are provided by the engineers to customers through the duration of the extended warranty to ensure smooth functioning of the Energy Servers and to mitigate the risk for regular major repairs or replacements being required.

Traditional Lease

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Under this financing option, the Company sells its Energy Servers through a direct sale to a financing partner, who in turn leases the Energy Servers to the customer under a lease agreement between the customer and the financing partner. In addition, the Company contracts with the customer to provide extended maintenance services from the end of the standard one-year warranty period until the remaining duration of the lease term.

Consistent with direct sale arrangements, payment for the purchase of the Energy Servers by the financing partner is generally broken down into multiple installments, which are payments upon signing of the purchase agreement, within 180 days prior to shipment, upon shipment of the Energy Server, and upon acceptance of the Energy Server. Payments received are recorded within deferred revenue in the consolidated balance sheets until the acceptance criteria, as defined within the customer contract, are met. The related cost of such product is also deferred as a component of deferred cost in the consolidated balance sheets, until acceptance. For further details on the acceptance criteria, and timing of revenue recognition, please refer to the Company’s response to the Staff’s comment 51.

The Company also sells extended maintenance services directly to its customers (as shown in the diagram above) that effectively extend the standard warranty coverage. Payments from customers for the extended maintenance contracts are received at the beginning of each service year. Accordingly, the customer payment received is recorded as deferred revenue, and revenue is recognized ratably over the extended maintenance contract.

As discussed within the “direct sale” section above, the Company’s arrangements with its traditional lease customers are multiple-element arrangements as they include a combination of Energy Servers, installation and extended maintenance services. Accordingly, the Company recognizes revenue from contracts with customers for the sales of products and services included within these contracts in accordance with ASC 605-25 (revenue recognition for multiple-element arrangements).

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BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

Managed Services

Under this purchase option, the Company enters into master lease agreements, which provide for the sale of its Energy Servers to a third-party and the simultaneous leaseback of those systems, which are then subleased to its customers (as illustrated in the diagram above) through a “Managed Services” program.

The third-party purchaser makes the upfront purchase price payments for the Energy Servers to the Company, and the Company leases back these Energy Servers through an operating lease. Through an operating lease, the Company then subleases the Energy Servers to its customer, who is obligated to make two monthly payments for each system deployed, over the 10 year lease agreement (same as the leaseback period of 10 years). The two monthly payments include a capacity payment (lease payment) and a performance payment (based on the electricity generated from the systems each month, at a contractually specified rate per kWh).

In accordance with ASC 840-10-15, this purchase option is considered a sale-leaseback sublease transaction because: (1) the arrangements are dependent on the use of specific Energy Servers that are installed on the customers’ sites and (2) the customer is obligated to purchase 100% of the electricity generated from the Energy Servers, over the term of the sublease arrangement, at a price paid for the output that is not contractually fixed per unit as it is varies based on site and year.

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BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

Further, as the Energy Servers are not considered “integral equipment” (i.e. the cost to remove the systems, including shipping, costs to reinstall the system at a new site, and any decrease in fair value, is less than 10% of the fair value of the system at the time of its original installation (ASC 360-20-15)), the arrangements that qualify as leases are evaluated using the lease criteria under ASC 840-10-25-1.

As the sale and leaseback of the Energy Servers meet the criteria of ASC 840-40-55-22 through 55-24 ((1) the asset is subject to an operating lease and (2) the asset is subleased or intended to be subleased under an operating lease), the sale of the systems is accounted for by removing the asset from the Company’s balance sheet and classifying the leaseback in accordance with the leasing classification criteria under ASC 840-10-25-1. Any gain on the transaction is recognized or deferred and amortized in accordance with ASC 840-40-25-3.

As the Company retains substantially all of the remaining use of the property, revenue and the associated cost of sale that represents the gross profit, is deferred and amortized over the term of the leaseback arrangement as a reduction to the leaseback rental expense. Revenue and costs are deferred and recorded on the balance sheet. As the capacity payments are assigned to the third-party purchaser, the customer makes the payments to a lockbox account, which immediately distributes such payments to the third-party.

The performance payments are paid by the customer to the same lockbox account, which immediately distributes such payments to the Company. The performance payments are based on the amount of electricity generated by the systems at each site, each month. Therefore, pursuant to the guidance in SAB Topic 13.A and ARM 3500.35 Services Accounting, the Company recognizes revenue as the electricity is generated based on the contractually specified rate per kWh.

In the year ended December 31, 2015 and the three months ended March 31, 2016, the Company sold and leased back 2.4 MW and 3.1 MW of Energy Servers, respectively, through the Managed Services program, which resulted in revenue recognized of approximately $11,000 and $0.6 million, respectively, and resulted in deferred revenue balances of $20.1 million and $45.5 million, respectively. As the Managed Services program has only been offered since the fourth quarter of 2015, there were no related sales in 2014.

PPA Sales (Power Purchase Agreement Programs)

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BLOOM ENERGY CORPORATION

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In 2010, the Company began offering its Energy Servers through its Bloom Electrons financing program. This program is financed via debt and through special purpose investment entities referred to as PPA entities, which are owned partly by the Company and partly by third-party investors. The investors contribute cash to the PPA entity in exchange for their equity interest, which allows the PPA entities to purchase the Energy Server from the Company. As the Company identifies end customers, the PPA entity enters into an agreement with the end customer pursuant to which the customer agrees to purchase the power generated by the Energy Server, which is installed at the customer site, at a specified rate per kilowatt hour for a specified term, which can range from 10 to 21 years. The PPA entity enters into a maintenance services agreement with the Company providing for operations and maintenance of the Energy Servers and performance guarantees. This service agreement is paid for on a quarterly or annual basis by the PPA entity and is eliminated as an intercompany transaction in consolidation.

The Company currently has six PPA entities. Four of these PPA entities (PPA I, PPA II, PPA IIIa, and PPA IIIb) are flip structures, in which the equity income and allocation distributions differ from the capital percentage funded at the formation of the partnership. The change in allocations to the equity investors occurs based on a specified future date or once the equity investor reaches an agreed-upon targeted rate of return. The equity investors receive substantially all of the value attributable to the long-term recurring customer payments, investment tax credits, accelerated tax depreciation, and any other incentives until the PPA equity investors receive their

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Division of Corporation Finance

August 12, 2016

contractual rate of return. Once the equity investors have received their contractual rate of return, the Company will receive substantially all of the remaining value attributable to the long-term recurring customer payments and other incentives. The other two PPA entities (PPA IV and PPA V) are strategic long-term partnerships that do not flip during the term of the PPA arrangements.

The Company has determined that the PPA entities are variable interest entities (“VIEs”) and it is the primary beneficiary of these VIEs by reference to the power and benefits criterion under ASC 810, Consolidations. Accordingly, the Company consolidates in its financial statements the financial position, results of operations and cash flows of these VIEs, and all intercompany balances and transactions between the Company and these VIEs are eliminated in the consolidated financial statements.

In accordance with ASC 840-10-15, the Company’s PPA arrangements, other than those under PPA II, are considered to contain a lease due to the following: (1) the PPA arrangements are dependent on the use of specific Energy Servers that are owned by the PPA entity and installed on the customers’ sites and (2) the customer is obligated to purchase 100% of the electricity generated from the Energy Servers, over the term of the PPA, at a price paid for the output that is not contractually fixed per unit as it is subject to an escalation rate per year.

As the Energy Servers are not considered “integral equipment” (i.e. the cost to remove the systems, including shipping, costs to reinstall the system at a new site, and any decrease in fair value, is less than 10% of the fair value of the system at the time of its original installation (ASC 360-20-15)), the PPA arrangements that qualify as leases are evaluated using the lease criteria under ASC 840-10-25-1. Those PPA agreements that qualify as leases are classified as either sales-type leases or operating leases, and those that do not qualify as leases are tariff agreements. Please refer to the Company’s response to SEC comment 60 for further details over how each PPA arrangement met the lease classification criteria.

Sales-type Leases

Certain arrangements entered into by PPA Company I, PPA Company IIIa and PPA Company IIIb qualify as sales-type leases in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 840, Leases (“ASC 840”). The Company is responsible for the installation, operation and maintenance of the Energy Servers at the customer’s sites, including running the Energy Servers during the term of the power purchase agreements ranging from 10 to 15 years. Based on the terms of the customer contracts, the Company may also be obligated to supply fuel for the Energy Servers.

Product revenue associated with the sale of the Energy Servers to the PPA entities is recognized at the present value of the minimum lease payments, which approximate fair value, assuming all other conditions for revenue recognition noted above have also been met.

The amount billed for the delivery of the electricity to PPA Company I’s customers primarily consists of returns on the amounts financed, including interest revenue, service revenue and fuel revenue for certain arrangements.

For the power purchase agreements entered into by PPA Company I, the Company is obligated to supply fuel to the Energy Servers. Based on the customer sales contracts, the customers pay an all-inclusive rate per kWh of electricity produced by the Energy Servers. The consideration

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

received primarily consists of returns on the amounts financed, including interest revenue, service revenue and fuel revenue.

As the power purchase agreements contain a lease, the consideration received is allocated between the lease (lease of property and related executory costs) and non-lease (other products and services, excluding any derivatives) elements based on relative fair value, in accordance with ASC 605-25-13A (b). Lease elements include the leased system and the related executory costs (i.e. installation of the system, electricity generated by the system, maintenance costs). Non-lease elements include service, fuel, and interest related to the leased systems.

Some of the Energy Servers deployed by PPA Company I utilize biogas in order to qualify for incentives under SGIP. As part of the PPA I decommissioning plan, whereby customers transition to a new financing arrangement (for example, another PPA, the managed services program or a traditional lease), if an Energy Server has been utilizing biogas in order to qualify for SGIP incentives, the Company will continue to supply biogas to such Energy Server until the fifth anniversary of such Energy Server’s installation, regardless of the new financing arrangement. In such case, the Company will invoice the customer directly for any biogas consumed by the Energy Server for the remainder of this five-year period, at a price equal to the current market value for natural gas. The applicable customer’s biogas-related payments to the Company will then offset part of PPA Company I’s fixed fuel contract obligations. After the fifth anniversary of such Energy Server’s installation, the applicable customer will make its own arrangements for fuel supplies. Accordingly, as PPA I Company’s Energy Servers are decommissioned and the applicable five-year periods expire, the Company’s fuel revenue will decline.

Service revenue and fuel revenue are recognized over the term of the PPA arrangement as electricity is generated and the interest component related of the leased system is recognized as interest revenue over the life of the lease term.

Operating Leases

Certain arrangements entered into by PPA Company II, PPA Company IIIa, PPA Company IIIb, PPA Company IV and PPA Company V that are, in substance, leases but do not meet the criteria of sales-type leases or direct financing leases in accordance with ASC 840 are accounted for as operating leases. Revenue under these arrangements is recognized as electricity is provided to the customer at rates specified under the contracts.

Tariff Agreement

In March 2012, the Company entered into an agreement with the Delaware Economic Development Authority to provide a grant of $16.5 million to the Company as an incentive to establish a new manufacturing facility in Delaware and to provide employment for full time workers at the facility over a certain period of time.

Further, as an incentive for the Company to build the electric generation facility in Delaware, the state of Delaware amended its Renewable Energy Portfolio Standards Act (the “REPS Act”) to allow Delmarva to reduce its REC requirements when electricity is generated and sold in their service territory by a qualified fuel cell provider that manufactures fuel cells in Delaware (i.e. the Company).

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BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

The amended REPS Act also allowed for the Company to be compensated for the electricity generated via a tariff. The Delaware Public Services Commission established the specified price (i.e. tariff) for each MWH of output generated from the Company’s electric facility. Delmarva acts in the role of an agent, and collects the tariff from the Delaware customer base of the utility through an adjustable non-bypassable charge and disburses these funds to the Company. In 2012, PPA Company II entered into an arrangement with Delmarva Power & Light Company (“Delmarva”), PJM Interconnection (“PJM”), a regional transmission organization, and the State of Delaware, under which PPA Company II provides the energy generated from its Energy Servers to PJM, and receives a tariff as collected by Delmarva.

The PPA II arrangement does not contain a lease, as there is not a single party who will have the right to use the Energy Servers since there is no single off-taker. PPA Company II does not schedule the delivery of energy or its rate base with Delmarva. Rather, the energy is scheduled with PJM, who serves as an intermediary to deliver the energy to capacity auctions in the open market (i.e. the output of the Energy Servers will be sold to anyone who wins the bid for the electricity produced on a given day. The purchasers of energy in these auctions do not have the right or ability to operate or control access to the Energy Servers.

Revenue at the tariff rate is recognized as electricity revenue as it is generated over the term of the arrangement, in accordance with ASC 980-605-25-25-1 (b), which states that “the revenue associated with the variable price period of the contract shall be recognized as billed, in accordance with the provisions of the contract for that period”.

The Company has sent supplementally under separate cover samples of the forms of customer agreements for each of these purchase/financing options.

The Company has also revised the disclosure on pages F-17 to F-19 to provide additional discussion of these types of arrangements.

Direct Sales, page F-16

55.	Please explain to us how you determined that your Energy Servers have value to your customers on a standalone basis under FASB ASC 605-25-25-5. Explain to us how you considered the fact that your Energy Servers are not sold separately by any other vendor and it appears that your customers could not resell the delivered Energy Servers on a standalone basis since the maintenance services agreements you provide appear critical to the operation of the Energy Server.

The Company advises the Staff that it believes its Energy Servers have value to customers on a standalone basis under ASC 605-25-25-5. ASC 605-25-25-5 states that in an arrangement with multiple deliverables, the item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s). While the Company’s Energy Servers are not sold separately by any other vendor, however, under direct sales agreements with customers, the customer owns the system and has the right to resell the system to another party. Further, the Company’s Energy Servers are deemed to not be ‘integral equipment’ as discussed within ASC 360-20-15-4 to 7, and can be moved relatively easily and inexpensively to another

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BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

location. While these maintenance services address any product defects through repairs or replacement, and can help to extend the life of the product, the product (including the installation) has stand-alone value without the maintenance services. Further, it is optional for customers to renew their annual maintenance agreements, and they also have the right to cancel an existing maintenance agreement at any point and receive a refund for any prepaid, but unused maintenance services. Based on the above considerations, the Company concluded that both, the Energy Servers and the maintenance services, have value to customers on a standalone basis under ASC 605-25-25-5.

PPA Sales, page F-17

56.	We reference the discussion of fuel revenue in the first full paragraph on page F-18. Please revise to discuss the nature, including how it is earned and how the amount was determined and disclose your related accounting policy.

In response to the Staff’s comment, the Company has revised its disclosed discussion of fuel revenue.

Note 2. Allocation of Profits and Losses of Consolidated Partnerships to Noncontrolling Interests, page F-21

57.	Please revise to disclose the terms and your accounting treatment for the redeemable noncontrolling interests and tell us whether there will be any redeemable noncontrolling interests after the offering. Please also clarify your accounting and disclosure related to the put option disclosed on page F-32.

In response to the Staff’s comment, the Company has revised its disclosure related to noncontrolling interests. Further, based on contractual terms described in Financial Note 13 “Power Purchase Agreement Programs” the Company expects that the redeemable noncontrolling interest will exist after the offering has occurred. Lastly, the Company has revised its disclosure related to the put option on page F-22 of Draft No. 2.

Note 13. Power Purchase Agreement Programs, page F-30

58.	Please revise to disclose all significant terms of each of your power purchase agreements. In addition, provide us your analysis of how you determined that you are the primary beneficiary of the PPA entities under ASC 810.

In response to the Staff’s comment, the Company has revised its disclosure on pages 52 to 57 to include disclosure of all significant terms of its power purchase agreements.

The Company supplementally advises the Staff that according to ASC 810-10-25-38A, a reporting entity is the primary beneficiary (“PB”) of a VIE (i.e., a PPA entity) if the reporting entity has both of the following characteristics:

a.	the power to direct the activities of such PPA entity that most significantly impacts such PPA entity’s economic performance; and

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

b.	the obligation to absorb losses or the right to receive benefits of the PPA entity that could potentially be significant to the PPA entity.

The Company’s PPA entities were formed to conduct a principal part of the Company’s business, which is to sell the electricity generated by Energy Servers manufactured by the Company to end customers, and the Company primarily influenced the design and structure of the PPA entities. The outside investor’s participation is primarily driven by an attractive rate of return, while the PPA entities’ partnership agreements designate the Company as the managing member responsible for the conduct, direction and exercise of control over virtually all of the activities of the PPA entities without the need for approval by or consent of the applicable outside investor. Neither the outside investor nor the lenders have the unilateral right to remove the Company from its role as the managing member. While the partnership agreement provides certain protective rights to the outside investor and explicitly provides a list of activities that need the consent of the investor such as engaging in any activities that are not within the purpose of the PPA entity, making loans to third parties, making acquisition and/or divestiture decisions, obtaining additional significant debt or modifying the terms of the financing documents, among others, the Company directs the strategic operating direction of the PPA entity and prepares its operating budget. Further, the Company controls the assets of the PPA entity through its role as operator under the purchase and maintenance agreements.

The Company has the power to direct the activities of the PPA entities through the following, which significantly impact the financial performance of each PPA entity:

•	Strategy – The Company makes key strategic decisions, including the structure of the PPA entity and agreements with its customers.

•	Financing – The Company obtained debt financing for the PPA entity.

•	Customer Relationship – The Company handles all customer relationships.

•	Construction – The Company manufactures all of the Energy Servers and provides all installation services.

•	Operations and Maintenance – Once the Energy Servers are installed, the economic performance of the PPA entity is most significantly affected by the maintenance and operation of the Energy Servers, which processes are entirely handled by the Company.

Since the Company has a variable interest in the PPA entities, it has the obligation to absorb losses and the right to receive benefits from changes in the net asset value of the PPA entities. The Company also has the obligation to absorb losses from any underperformance of the Energy Servers and is exposed to maintenance and operating costs that are not covered by the maintenance fees and administrative fees under the respective agreements, if any.

Based on the foregoing discussions and analysis, the Company has determined that the Company is the primary beneficiary of the PPA entities under ASC 810 and therefore, the PPA entities’ financial statements should be consolidated into the Company’s consolidated financial statements.

59.	Please revise to disclose your accounting treatment for the transfer of inventory to Energy

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United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

Servers disclosed in the consolidated statements of cash flows on page F-7.

In response to the Staff’s comment, the Company has revised its disclosure on page F-33 of Draft No. 2 to disclose the accounting treatment for the transfer of inventory to Energy Servers.

60.	Please describe to us the changes in the PPA arrangements that resulted in product revenue from PPAs entered into with your first PPA entity being accounted for as sales- type leases while PPAs entered into with your subsequent PPA entities were accounted for as operating leases. Explain how each arrangement met the lease classification criteria outline in ASC 840.

The Company advises the Staff that, with the exception of PPA II, the Company’s PPA arrangements were considered to contain a lease under ASC 840 because (a) by definition, the arrangements were dependent on the use of specific fuel cell systems owned by the PPA Company and installed at the customer’s site (i.e. specified property, plant or equipment) and (b) the customer is contractually required to buy 100% of the output from the fuel cell system over the term of the PPA arrangement at a price per unit that is not contractually fixed since it is subject to annual escalators.

In PPA II, the sale of electricity is governed by a legislative tariff. Under the legislative tariff the Company is guaranteed a specific tariff rate for the electricity supplied by its fuel cell systems. The electricity consumers within the geographical area where the electricity is supplied are [**] of the output [**] at the [**]. However, as there is no single party which will have the right to use the Energy Servers, since there is no single consumer receiving the energy generated from the systems, the Company concluded that the legislative tariff arrangement did not meet the definition of a lease under ASC 840.

For those PPA arrangements which contain a lease, the lease is classified in accordance with the criteria within ASC 840-10-25-1:

•	“Transfer of ownership” – The PPA arrangements do not automatically transfer ownership of the Energy Servers to the lessee at the end of the lease term. Therefore, this criteria was deemed to not be met.

•	“Bargain purchase option” – Under the terms of the PPA arrangements, the lessee has the option to purchase the Energy Servers at fair market value at the end of the term of the PPA. As the option to purchase is at fair market value, there is no bargain purchase option, and thus this criteria was deemed to not be met.

•	“Lease term” – The terms of these PPA arrangements are either 10 or 15 years, which is less than 75% of the economic lives (21 years) of the Energy Servers; as such, this criteria was deemed to not be met.

•	“Minimum lease payments” – PPA I and certain early PPA arrangements in PPA IIIa and PPA IIIb met this criteria, as the present value of their minimum lease payments exceeded 90% of the excess fair value of leased property over any related investment tax credit retained by the Company.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

For the PPA arrangements that met the 90% test, the Company also determined that the collectability of the minimum lease payments was reasonably predictable based on the credit profiles of the Company’s customers. In addition, it was deemed there were no important uncertainties surrounding the amount of unreimbursable costs which were yet to be incurred by the Company (i.e. the Company does not guarantee the performance of the Energy Servers in a manner more extensive than the typical product warranty.).

As the leases under PPA I and certain early PPA arrangements in PPA IIIa and PPA IIIb met the minimum lease payment criteria and the incremental criteria noted above, they were classified as sales-type leases.

PPA arrangements in PPA IIIa and PPA IIIb entered into since 2014, PPA IV, and PPA V, did not meet any of the four lease classification criteria, and therefore have been classified as operating leases. In contrast with the earlier PPA arrangements, these arrangements did not meet the “Minimum lease payments” criteria due to decreases in expected cash flows related to certain grants and incentives programs which were ending, decreases in customers’ contracted electricity purchase rates under the new PPAs, and an increase in the estimated fair value of executory costs related to maintenance of the systems installed based on historical experience.

Note 14. PPA I Decommissioning, page F-33

61.	Please revise to clarify the reasons for the decommissioning of the PPA I Energy Services and disclose the specific accounting treatment. Please disclose how you determined the amount of the charge. We also see that you will complete the decommissioning program by the fourth quarter 2016. Please tell us whether you expect any additional charges related to this program.

In response to the Staff’s comment, the Company has revised its disclosure on page F-36 of Draft No.2. Further, the Company advises the Staff that the Company believes it is still on track to complete the decommissioning by the fourth quarter of 2016, and currently no significant additional charges are expected.

62.	We note you issued an additional $25.0 million of your 5% Notes for the purchase of the tax equity investor’s interest. Please clarify why the difference between the fair value and the noncontrolling interest reduction will be recognized in stockholders’ equity, as referred to in Note 29. Subsequent Events.

In response to the Staff’s comment, the Company has revised its disclosure on page F-37.

Item 15. Recent Sales of Unregistered Securities, page II-2

63.	Please revise to provide the information required by Item 701 of Regulation S-K with respect to your issuance of warrants to purchase your preferred and common stock, as disclosed on pages F-48 and F-49. Also, clarify your reference to Rule 144A as an exemption from registration of your issuances given Rule 144A(b).

The Company has revised its disclosure on page II-3 of Draft No. 2 to remove the reference to Rule 144A and to provide the information required by Item 701 of Regulation S-K with respect to the Company’s issuance of warrants to purchase preferred and common stock.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2016

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Brendan Franich at (650) 335-7105.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Via E-mail KR Sridhar Shawn Soderberg, Esq. Gordon K. Davidson, Esq. Sayre Stevick, Esq. Brendan Franich, Esq. Alan F. Denenberg, Esq. Emily Roberts, Esq.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION